Exhibit 99.2

Nomad Foods Limited
Condensed Consolidated Interim Financial Statements (unaudited)
For the three and nine months ended September 30, 2020

Nomad Foods Limited—Interim management report
General information

Nomad Foods Limited (NYSE: NOMD) is Europe's leading frozen food company. Nomad Foods Limited (the “Company” or “Nomad”) produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.

Nomad was incorporated in the British Virgin Islands on April 1, 2014. The address of Nomad’s registered office is Nemours Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled for tax purposes in the United Kingdom.
Results for the three and nine months ended September 30, 2020
The Company’s financial results are discussed within the press release which accompanies these unaudited condensed consolidated interim financial statements.
Management discussion on COVID-19

With the spread of COVID-19, we have experienced a significant increase in demand and revenue growth, as consumers have increased their frozen food purchases for in-home consumption. One of our main objectives as this crisis unfolds is to maintain the availability of our products to meet the needs of our consumers. In response to increased demand, we have increased production. To date, we have not experienced material disruptions in our supply chain or operations, although we cannot assure you that this will not occur in the future. We were not materially affected by mandated lockdowns and other related restrictions and only experienced temporary disruptions in operations that were not material to our consolidated results for the third quarter of 2020.

We believe the steps we have taken to enhance our capital structure and liquidity over the last several years and months have strengthened our ability to operate through current conditions and we have not had to take any steps to access additional credit or capital as a result of COVID-19.

The business and economic environment is changing rapidly and additional impacts may arise that we cannot currently anticipate. While there is still significant uncertainty about the ongoing impacts of the COVID-19 outbreak on the global economy and on our business, barring material business disruptions in our supply chain or otherwise or other negative developments discussed in our Risk Factors, including shutdowns of our facilities or reduced operations due to outbreaks of the virus, we anticipate continuing to meet the demand of consumers for our frozen food products. However, the elevated consumer demand we experienced in 2020 may not continue indefinitely and could decline, including if current demand tapers off due to the easing of the COVID-19 related outbreak and response. We are unable to predict how long this sustained demand will last or how significant it will be. We continue to communicate with and support our employees and customers, monitor and take steps to further safeguard our supply chain, operations, technology and assets, protect our liquidity and financial position, work toward our strategic priorities and monitor our financial performance as we seek to position the Company to withstand the current uncertainty related to this pandemic.

Liquidity review

	For the nine months ended September 30,
	2020	2019
	€m	€m
Net cash generated from operating activities	321.3	175.5
Net cash used in investing activities	(13.1)	(55.9)
Net cash (used in)/provided by financing activities	(563.7)	274.1
Net (decrease)/increase in cash and cash equivalents	(255.5)	393.7
Cash and cash equivalents at end of period	552.3	721.5
Cash and cash equivalents has decreased during the nine months ended September 30, 2020 compared to an increase in the nine months ended September 30, 2019. Net cash generated from operating activities has increased by €145.8 million compared to the nine months ended September 30, 2019, helped by higher sales and earnings driven by increased demand for frozen food. Cash used in investing activities has decreased by €42.8 million compared to the nine months ended September 30, 2019. In the current period, the Company made payments for property, plant and equipment and intangibles of €37.3 million (2019: €29.4 million).This outflow was offset from the proceeds from the redemption of investments of €25.2 million, which were purchased in the comparative period for €25.0 million. Net cash used in financing activities has increased by €837.8 million compared to the nine months ended September 30, 2019 due primarily to the payment of €479.8 million for the repurchase of ordinary shares in 2020 in the tender offer and otherwise. In the prior period, the cash inflow included the receipt of €353.7 million from the issuance of new ordinary shares on March 22, 2019.

Nomad Foods Limited—Risk Factors

An investment in our ordinary shares carries a significant degree of risk. You should carefully consider the following risks and other information in this interim report, including our condensed consolidated interim financial statements and related notes included in this document, before you decide to purchase our ordinary shares. Additional risks and uncertainties of which we are not presently aware or that we currently deem immaterial could also affect our business operations and financial condition. If any of these risks actually occur, our business, financial condition, results of operations or prospects could be materially affected. As a result, the trading price of our ordinary shares could decline and you could lose part or all of your investment.
Risks Related to Our Business and Industry
We operate in a highly competitive market and our failure to compete effectively could adversely affect our results of operations.
The market for frozen food is highly competitive, and further consolidation in the industry would likely increase competition. Our competitors include retailers who promote private label products and well-established branded producers that operate on both a national and an international basis across single or multiple frozen food categories. We also face competition more generally from chilled food, distributors and retailers of fresh products, baked goods and ready-made meals. Our competitors generally compete with us on the basis of price, actual or perceived quality of products, brand recognition, consumer loyalty, product variety, new product development, customer service and improvements to existing products. We may not successfully compete with our existing competitors and new competitors may enter the market. Discounters are supermarket retailers which offer a narrow range of food and grocery products at discounted prices and which typically focus on non-branded rather than branded products. The increase in discounter sales may adversely affect the sales of our branded products. Further, we are increasing our investment in online sales (sales made through retailers’ online platforms). However, there is no guarantee we will achieve our expected return on investment from this strategy. The growth of online retailers, and the corresponding growth in our online sales, may also adversely affect our competitive position. However, as market dynamics are evolving, growth rates might change by channel and over time. We have seen this year that Covid-19 dynamics and governmental restrictions in Europe impacted our sales trend by channel.
In addition, we cannot predict the pricing or promotional actions of our competitors or their effect on consumer perceptions or the success of our own advertising and promotional efforts. Our competitors develop and launch products targeted to compete directly with our products. Our retail customers, most of which promote their own private label products, control the shelf space allocations within their stores. As a result, they may allocate more shelf space to private label products or to our branded competitors’ products in accordance with their respective promotional or pricing strategies. Decreases in shelf space allocated to our products, increases in competitor promotional activity, aggressive marketing strategies by competitors, changes to the strategies deployed by retailers or other factors may require us to reduce our prices or invest greater amounts in advertising and promotion of our products to ensure our products remain competitive.
Furthermore, some of our competitors may have substantially greater financial, marketing and other resources than we have. This creates competitive pressures that could cause us to lose market share or require us to lower prices, increase advertising expenditures or increase the use of discounting or promotional campaigns. These competitive factors may also restrict our ability to increase prices, including in response to commodity and other cost increases. If we are unable to continue to respond effectively to these and other competitive pressures, our customers may reduce orders of our products, may insist on prices that erode our margins or may allocate less shelf space and fewer displays for our products. These or other developments could materially and adversely affect our sales volumes and margins and result in a decrease in our operating results, which could have a material adverse effect on our business, financial condition and results of operations.
Sales of our products are subject to changing consumer preferences and trends; if we do not correctly anticipate such changes, our sales and profitability may decline.
There are a number of trends in consumer preferences which have an impact on us and the frozen food industry as a whole. These include, among others, preferences for speed, convenience and ease of food preparation; natural, nutritious and well-proportioned meals; products that are sustainably sourced and produced and are otherwise environmentally friendly; as well as a recent trend towards meat substitutes. Concerns as to the health impacts and nutritional value of certain foods may increasingly result in food producers being encouraged or required to produce products with reduced levels of salt, sugar and fat and to eliminate trans-fatty acids and certain other ingredients. Consumer preferences are also shaped by concern over waste reduction and the environmental impact of products. The success of our business depends on both the continued appeal of our products and, given the varied backgrounds and tastes of our customer base, our ability to offer a sufficient range of products to satisfy a broad spectrum of preferences. Any shift in consumer preferences in the UK, Germany, France, Italy, Sweden or any other material market in which we operate could have a material adverse effect on our business. Consumer tastes are also susceptible to change. In addition, the growing presence of alternative retail channels could negatively impact our sales if we fail to adapt. For example, consumers with increasingly busy lifestyles, or who are impacted by COVID-19 lockdown measures in certain countries, are choosing the online grocery channel as a more convenient, safer and faster way of purchasing their food products, and are also increasingly using the internet for meal ideas. Our competitiveness therefore depends on our ability to predict and quickly adapt to consumer preferences and trends, exploiting profitable opportunities for product development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. All of these efforts require significant research and development and marketing investments. If we are unable to respond on a timely and appropriate basis to changes in demand or consumer preferences and trends, our sales volumes and margins could be adversely affected.
Our future results and competitive position are dependent on the successful development of new products and improvement of existing products, which is subject to a number of difficulties and uncertainties.
Our future results and ability to maintain or improve our competitive position depend on our capacity to anticipate changes in our key markets and to successfully identify, develop, manufacture, market and sell new or improved products in these changing markets. We aim to introduce new products and re-launch and extend existing product lines on a timely basis in order to counteract obsolescence and decreases in sales of existing products as well as to increase overall sales of our products. The launch and success of new or modified products are inherently uncertain, especially as to the products’ appeal to consumers, and there can be no assurance as to our continuing ability to develop and launch successful new products or variations of existing products. The failure to launch a product successfully can give rise to inventory write-offs and other costs and can affect consumer perception of our other products. Market factors and the need to develop and provide modified or alternative products may also increase costs. In addition, launching new or modified products can result in cannibalization of sales of our existing products if consumers purchase the new product in place of our existing products. If we are unsuccessful in developing new products in response to changing consumer demands or preferences in an efficient and economical manner, or if our competitors respond more effectively than we do, demand for our products may decrease, which could materially and adversely affect our business, financial condition and results of operations.
The nature of the exit of the UK from the EU could adversely impact our business, results of operations and financial condition.

On June 23, 2016 the UK electorate voted in favor of leaving the European Union (commonly referred to as “Brexit”), and on March 29, 2017 the UK government formally initiated the withdrawal process. The European Union (Withdrawal Agreement) Bill has now been passed by the UK Parliament and the UK left the European Union on January 31, 2020. Following its departure, the UK has commenced negotiations with the European Union to reach a trade agreement going forward. At present the date for the finalization of such an agreement is December 31, 2020 although it is unclear whether or not this timetable is achievable. Until such date, a standstill transition period is in place. This lack of clarity regarding the terms of any ongoing trade agreement continues to create political and economic uncertainty, which has affected, and may continue to affect, market and macro-economic conditions in both the UK and EU economies.
For the year ended December 31, 2019, 95% of our revenue was derived from the EU as a whole and 30% was derived from the UK, which increased from the prior year due to the acquisitions of Goodfella's and Aunt Bessie's. In addition, we have manufacturing facilities and employees in both the UK and other European countries. As a result of Brexit, we may experience adverse impacts on consumer demand and profitability in the UK and other markets. Depending on the terms of any subsequent trade agreement, and until such time as such a trade agreement is entered into, the UK could also lose commercially favorable access to the single EU market, or specific countries in the EU, resulting in a negative impact on the general and economic conditions in the UK and the EU. Changes may occur in regulations that we are required to comply with as well as amendments to treaties governing tax, duties, tariffs, etc. which could adversely impact our operations and require us to modify our financial and supply arrangements. For example, the imposition of any import restrictions and duties levied on our ingredients or finished products may make our products more expensive and less competitive from a pricing perspective. To avoid such impacts, we may have to restructure or relocate some or all of our operations which would be costly and negatively impact our profitability and cash flow.
Additionally, political instability in the European Union as a result of Brexit may result in a material negative effect on credit markets, currency exchange rates and foreign direct investments and any subsequent trade agreement in the EU and UK. This deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, adverse movements in exchange rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. Further, a number of our employees in the UK are not UK citizens and, depending on the terms negotiated, may no longer have the right to work in the UK following the UK’s formal withdrawal from the EU.
Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The global outbreak has created significant volatility, uncertainty and economic disruption which has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, intended to control the spread of the virus . In response to the pandemic, many European countries enacted lockdown policies, including Italy, the United Kingdom, Germany, Spain and France and these measures are continuously evolving and changing as governments continue to react to the ongoing outbreak. Other countries and local governments have, and are continuing to enact similar policies. Companies and governments are also taking precautions, such as requiring employees to work remotely and imposing travel restrictions. These restrictions, and future prevention and mitigation measures, have had and are likely to continue to have, particularly during the winter months when a second wave of COVID-19 outbreaks is possible, an adverse impact on global economic conditions, which could materially adversely affect our business and operating results. Uncertainties regarding the economic impact of COVID-19 are likely to result in sustained market turmoil, which could also negatively impact our business, financial condition and cash flows.
The spread of the pandemic may also disrupt our third party suppliers and other business partners’ ability to meet their obligations to us, which may negatively affect our operations. Additionally, the impact of COVID-19 on our suppliers, co-manufacturers, distributors or transportation and logistics providers may negatively affect the price and availability of our ingredients and/or packaging materials and may adversely impact our supply chain. Moreover, there may be delays or shortages in procuring alternative suppliers, co-manufacturing capacity, distribution capability or logistics capability. During the pandemic, we have experienced increased demand for our branded products as a result of a general increase in frozen food consumption. Such increased consumer demand could place a strain on our supply chain, which could be further exacerbated by the pandemic. If our suppliers, co-manufacturers, distributors or transportation and logistics providers are unable to keep pace with this increased demand, and we are unable to access alternatives on commercially reasonable terms, we would not be able to fulfill the increased demand for our products which could negatively impact our ability to increase revenue, cause harm to our reputation and have a material adverse impact on our operating results. During the pandemic we have also experienced lower demand for our food service products, which supports commercial food establishments, due to governmental restrictions on the ability to eat out of home, for example, at restaurants, cafes, bars and canteens. Depending on the extent and length of such restrictions, this could see demand for such products to continually decline which could negatively impact our ability to increase revenue, and have an adverse impact on our operating results and goodwill.
We operate production space in facilities across Europe. While we have not experienced any significant disruptions to our facilities, we could, in the future, be forced to close our facilities or reduce operations due to government responses to the pandemic or employee illness or health concerns. If a significant percentage of our workforce is unable to work, including because of illness or travel or government restrictions in connection with COVID-19, or if we are required to shut down one or more of our facilities, this could have a material adverse effect on our revenue, operations and results of operations. Extended shutdowns or reduced operations could also result in an increase in operating costs in connection with our continuing to pay employees at non-operating facilities and higher costs associated with ensuring the continued health and safety of workers, which may include checking workers’ temperatures, providing personal protective equipment, deep cleaning facilities, and encouraging sick workers to stay home by providing enhanced employee benefits. In addition, if any third parties in our supply chain experience similar issues, this could result in their failure to meet their obligations to us or significant disruptions in their ability to do so, which could adversely affect our business, financial condition and results of operations.
Part of our growth strategy includes the launch and increasing distribution of new products and improvements to existing products. Our ability to gain distribution and advertising space for such products and to sustain sales may be negatively impacted by COVID-19, which could impede our anticipated growth. Due to this innovation phasing and execution risk, and our subsequent risk mitigation via our core business, we expect our mix of innovation to core to continue to be biased towards core in the medium term.
In addition, our results of operations are materially affected by conditions in the credit and financial markets and the economy generally. Global credit and financial markets have experienced extreme volatility and disruptions as a result of the COVID-19 pandemic including diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. We cannot assure you that deterioration in credit and financial markets and confidence in economic conditions will not occur or be sustained as a result of the COVID-19 pandemic. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure by us or our customers to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, our financial condition and our results of operations.

Although we have experienced increased demand for our products and increased sales during the pandemic, we are unable to predict how long this sustained demand will last, how significant it will be, or if other trends less favorable to us will emerge as a result of COVID-19. The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak and government responses to the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to evolve into a more severe worldwide health crisis, the disease could have a material adverse effect on our business, results of operations, financial condition and cash flows and adversely impact the trading price of our ordinary shares.
We are exposed to economic and other trends that could adversely impact our operations in our key geographies.
We conduct operations in our key markets of the UK, Italy, Germany, Sweden, France, and Norway, from which approximately 80% of our revenue was generated during the year ended December 31, 2019. We are particularly influenced by economic developments and changes in consumer habits in those countries.
The geographic markets in which we compete have been affected by negative macroeconomic trends which have affected consumer confidence. For example, Brexit has created political and economic uncertainty both in the UK and the other EU member states. In addition, the COVID-19 pandemic discussed above has adversely impacted the global economy, including our key geographies. A deterioration in economic conditions could result in increased unemployment rates, increased short and long term interest rates, consumer and commercial bankruptcy filings, a decline in the strength of national and local economies, and other results that negatively impact household incomes. This can result in consumers purchasing cheaper private label products instead of equivalent branded products. Such macroeconomic trends could, among other things, negatively impact global demand for branded and premium food products, which could result in a reduction of sales or pressure on margins of our branded products or cause an increasing transfer to lower priced product categories.
Our inability to source raw materials or other inputs of an acceptable type or quality, could adversely affect our results of operations.
We use significant quantities of food ingredients and packaging materials and are therefore vulnerable to fluctuations in the availability and price of food ingredients, packaging materials, other supplies and energy costs. In particular, raw materials such as fish, livestock and crops have historically represented a significant portion of our cost of sales, and accordingly, adverse changes in raw material prices can impact our results of operations.
Specifically, the availability and the price of fish, vegetables and other agricultural commodities, including poultry and meat, can be volatile. We are also affected by the availability of quality raw materials, most notably fish, which can be impacted by the fishing and agricultural policies of the European Union and other countries including national or international quotas that can limit volume of raw materials. General economic conditions, unanticipated demand, problems in manufacturing or distribution, natural disasters, weather conditions during the growing and harvesting seasons, plant, fish and livestock diseases, the impact of Brexit, the impact of the COVID-19 pandemic, or national or international quarantines can all also adversely affect availability and prices of commodities in the long and short term.
While we attempt to negotiate fixed prices for certain materials with our suppliers for periods ranging from one month to a full year, we cannot guarantee that our strategy will be successful in managing input costs if prices increase for extended periods of time. Additionally, by entering fixed price agreements we may potentially be limiting our ability to benefit from possible price decreases. Moreover, there is no market for hedging against price volatility for certain raw materials and accordingly such materials are bought at the spot rate in the market.
Our ability to avoid the adverse effects of a pronounced, sustained price increase in raw materials is limited. Any increases in prices or scarcity of ingredients or packaging materials required for our products could increase our costs and disrupt our operations. If the availability of any of our inputs is constrained for any reason, we may not be able to obtain sufficient supplies or supplies of a suitable quality on favorable terms or at all. Such shortages could materially adversely affect our market share, business, financial condition and results of operations.

Our inability to pass on price increases for materials or other inputs to our customers could adversely affect our results of operations.
Our ability to pass through increases in the prices of raw materials to our customers depends, among others, on prevailing competitive conditions and pricing methods in the markets in which we operate, and we may not be able to pass through such price increases to our customers. Even if we are able to pass through increases in prices, there is typically a time lag between cost increases impacting our business and implementation of product price increases during which time our profit margin may be negatively impacted. Recovery of cost inflation, driven by both commodity cost increases or changes in the foreign exchange rate of the currency the commodity is denominated in, can also lead to disparities in retailers’ shelf-prices between different brands which can result in a competitive disadvantage and volume decline. During our negotiations to increase our prices to recover cost increases, customers may take actions which exacerbate the impact of such cost increases, for example by ceasing to offer our products or deferring orders until negotiations have ended. Our inability to pass through price increases in raw materials and preserve our profit margins in the future could materially adversely affect our business, financial condition and results of operations.
We rely on sales to a limited number of large food retailers and should they perform poorly or give higher priority to private label or other brands or products or if the concentration and buying power of these large retailers increase, our business could be adversely affected.
Our customers include supermarkets and large chain food retailers in the UK, Germany, France, Italy, Sweden and Norway. Throughout our markets, the food retail segments are highly concentrated. For the year ended December 31, 2019, our top 10 customers accounted for 36% of sales. In recent years, the major multiple retailers in those countries have increased their share of the grocery market and price competition between retailers has intensified. This price competition has led the major multiple retailers to seek lower prices from their suppliers, including us. The strength of the major multiple retailers’ bargaining position gives them significant leverage over their suppliers in negotiating pricing, product specification and the level of supplier participation in promotional campaigns and offers, which can reduce our margins. International alliances among retailers continue to become stronger, and the trend for consolidation in Europe at a local level and across borders is ongoing. Further consolidation among the major multiple retailers or disproportionate growth in relation to their competitors could increase their relative negotiating power and allow them to force a negative shift in our trade terms. Our results of operations could also be adversely affected if these retailers suffer a significant deterioration in sales performance, if we are required to reduce our prices or increase our promotional spending activity as a consequence, if we are unable to collect accounts receivable from our customers, if we lose business from a major customer or if our relationship with a major customer deteriorates.
Our retail customers also offer private label products that compete directly with our products for retail shelf space and consumer purchases. Private label products typically have higher margins for retailers than other branded products. Accordingly, there is a risk that our customers may give higher priority to private label products or the branded products of our competitors, which would adversely affect sales of our products for example as a result of a change in pricing strategy following the COVID-19 pandemic. Our major multiple retail customers are also expanding into non-food product lines in their stores, thereby exerting pressure on available shelf space for other categories such as food products. We may be unable to adequately respond to these trends and, as a result, the volume of our sales may decrease or we may need to lower the prices of our products, either of which could adversely affect our business, financial condition and results of operations.
Increased distribution costs or disruption of transportation services could adversely affect our business and financial results.
Distribution costs have historically fluctuated significantly over time, particularly in connection with oil prices, and increases in such costs could result in reduced profits. In addition, certain factors affecting distribution costs are controlled by our third party carriers. To the extent that the market price for fuel or freight or the number or availability of carriers fluctuates, our distribution costs could be affected. Furthermore, temporary or long-term disruption of transportation services due to weather-related problems, strikes or other events could impair our ability to supply products affordably and in a timely manner or at all. Failure to receive our raw materials or to deliver our food products promptly could also result in inventory spoilage. These factors could impact our commercial reputation and result in our customers reducing their orders or ceasing to order our products. Any increases in the cost of transportation, and any disruption in transportation, could have a material adverse effect on our business, financial condition and results of operations. We require the use of refrigerated vehicles to ship our products and such distribution costs represent an important element of our cost structure. We are dependent on third parties for almost all of our transportation requirements. For example, in Italy, our distribution network is shared with Unilever’s ice cream business. Our arrangement with Unilever is governed by a distribution agreement which expires in 2022. If we change the transportation services we use, we could face logistical difficulties that could delay deliveries, and we could incur costs and expend resources in connection with such change.

We may not be able to consummate future acquisitions or successfully integrate acquisitions into our business which could result in unanticipated expenses and losses.
Our strategy is largely based on our ability to grow through acquisitions of additional businesses to build an integrated group. Consummating acquisitions of businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from completed acquisitions, including the Goodfella's Pizza and Aunt Bessie's acquisitions.
We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. Any future financial market disruptions or tightening of the credit markets may make it more difficult for us to obtain financing for acquisitions or increase the cost of obtaining financing. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our ordinary shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.
In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:
•unexpected losses of key employees or customers of the acquired company;
•conforming the acquired company's standards, processes, procedures and controls with our operations;
•coordinating new product and process development;
•hiring additional management and other critical personnel;
•negotiating with labor unions; and
•increasing the scope, geographic diversity and complexity of our current operations.
We may encounter unforeseen obstacles or costs in the integration of businesses that we may acquire. In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any failure to implement these operational improvements successfully and/or the failure of these operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.
We may be subject to antitrust regulations with respect to future acquisition opportunities.
Many jurisdictions in which we operate have antitrust regulations which involve governmental filings for certain acquisitions, impose waiting periods and require approvals by government regulators. Governmental authorities may seek to challenge potential acquisitions or impose conditions, terms, obligations or restrictions that may delay completion of the acquisition or materially reduce the anticipated benefits (financial or otherwise). Our inability to consummate potential future acquisitions or to receive the full benefits of such acquisitions because of antitrust regulations could limit our ability to execute on our acquisition strategy which could have a material adverse effect on our financial condition and results of operations.
We may face significant competition for acquisition opportunities.
There may be significant competition in some or all of the acquisition opportunities that we may explore. Such competition may for example come from strategic buyers, sovereign wealth funds, special purpose acquisition companies and public and private investment funds, many of which are well established and have extensive experience in identifying and completing acquisitions. A number of these competitors may possess greater technical, financial, human and other resources than us. We cannot assure investors that we will be successful against such competition. Such competition may cause us to be unsuccessful in executing any acquisition or may result in a successful acquisition being made at a significantly higher price than would otherwise have been the case.

Any due diligence by us in connection with potential future acquisitions may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.
We intend to conduct such due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations this is particularly true during the COVID-19 pandemic, where certain of our diligence efforts may be delayed or prohibited due to government or practical restrictions.
There can be no assurance that the due diligence undertaken with respect to an acquisition will reveal all relevant facts that may be necessary to evaluate such acquisition including the determination of the price we may pay for an acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.
In addition, following any acquisition, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.
We do not have long-term contractual agreements with our key customers, which exposes us to increased risks with respect to such customers.
As is typical in the food industry, sales to our key customers in our major markets are made on a daily demand basis. We generally do not have long-term contractual commitments to supply such customers and must renegotiate supply and pricing terms of our products on a regular basis. Customarily, trade terms are renegotiated annually; however, ad-hoc changes are often made on an informal basis, such as by email, to reflect discounts and promotional arrangements. Amounts paid are subject to end of period reconciliations to reflect these informal arrangements. In some cases, our customers seek to claim reimbursement for informal discount arrangements going back multiple periods. In addition, we do not have written contractual arrangements with a number of our other customers. Most of our customer relationships or arrangements could be terminated or renegotiated at any time and, in some cases, without reasonable notice.
Our customers may not be creditworthy.
Our business is subject to the risks of nonpayment and nonperformance by our customers. We manage our exposure to credit risk through credit analysis and monitoring procedures, and sometimes use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. Any future financial market disruptions or tightening of the credit markets could result in some of our customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial position of a customer could require us to assume greater credit risk relating to that customer and could limit our ability to collect receivables. We do not maintain credit insurance to insure against customer credit risk. If our customers fail to fulfill their contractual obligations, it may have an adverse effect on our business, financial condition and results of operation.

Failure to protect our brand names and trademarks could materially affect our business.
Our principal brand names and trademarks (such as Birds Eye, Iglo, Findus, Aunt Bessie's and Goodfella's) are key assets of our business and our success depends upon our ability to protect our intellectual property rights. We rely upon trademark laws to establish and protect our intellectual property rights, but cannot be certain that the actions we have taken or will take in the future will be adequate to prevent violation of our proprietary rights. Litigation may be necessary to enforce our trademark or proprietary rights or to defend us against claimed infringement of the rights of third parties. In addition, the Birds Eye brand, which we use in the UK, is used by other producers in the United States and Australia. Even though the brands have different logos, adverse publicity from such other markets may negatively impact the perception of our brands in our respective markets. Adverse publicity, legal action or other factors could lead to substantial erosion in the value of our brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.
There is also a risk that other parties may have intellectual property rights covering some of our brands, products or technology. If any third parties bring a claim of intellectual property infringement against us, we may be subject to costly and time-consuming litigation, diverting the attention of management and our employees. If we are unsuccessful in defending against such claims, we may be subject to, among other things, significant damages, injunctions against development and sale of certain products, or we may be required to enter into costly licensing agreements, any of which could have an adverse impact on our business, financial condition, and results of operations.
We are exposed to risks related to our financial arrangements with respect to receivables factoring.
We enter into factoring arrangements from time to time with financial institutions to sell certain of our accounts receivables from customers without recourse. If we were to stop entering into these factoring arrangements, our operating results, financial condition and cash flows could be adversely impacted by delays or failures in collecting accounts receivables. However, by entering into these arrangements we are exposed to additional risks. If any of these financial institutions experiences financial difficulties or is otherwise unable to honor the terms of our factoring arrangements, we may experience material financial losses due to the failure of such arrangements which could have an adverse impact upon our operating results, financial condition and cash flows.
Health concerns or adverse developments with respect to the safety or quality of products of the food industry in general, or our own products specifically, may damage our reputation, increase our costs of operations and decrease demand for our products.
Food safety and the public’s perception that our products are safe and healthy are essential to our image and business. We sell food products for human consumption, which subjects us to safety risks such as product contamination, spoilage, misbranding or product tampering. Product contamination, including the presence of a foreign object, undeclared allergens, substance, chemical or other agent or residue or the introduction of a genetically modified organism, could require product withdrawals or recalls or the destruction of inventory, and could result in negative publicity, temporary plant closures and substantial costs of compliance or remediation. In addition, food producers, including us, have been targeted by extortion attempts that threatened to contaminate products displayed in supermarkets. Such attempts can result in the temporary removal of products from shelf displays as a precautionary measure and result in lost revenue. We may also be impacted by publicity concerning any assertion that our products caused illness or injury. In addition, we could be subject to claims or lawsuits relating to an actual or alleged illness stemming from product contamination or any other incidents that compromise the safety and quality of our products. Any significant lawsuit or widespread product recall or other events leading to the loss of consumer confidence in the safety and quality of our products could damage our brand, reputation and image and negatively impact our sales, profitability and prospects for growth. We could also be adversely affected if consumers lose confidence in the safety and quality of certain food products or ingredients, or the food safety system generally. If another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in this category. Adverse publicity about these types of concerns, whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions. In addition, product recalls are difficult to foresee and prepare for and, in the event we are required to recall one or more of our products, such recall may result in loss of sales due to unavailability of our products and may take up a significant amount of our management’s time and attention. We maintain systems designed to monitor food safety risks and require our suppliers to do so as well. However, we cannot guarantee that our efforts will be successful or that such risks will not materialize. In addition, although we attempt, through contractual relationships and regular inspections, to control the risk of contamination caused by third parties in relation to the several manufacturing and distribution processes we outsource, we cannot guarantee that our efforts will be successful or that contamination of our products by third parties will not materialize.

We are also subject to further risks affecting the food industry generally, including risks posed by widespread contamination and evolving nutritional and health-related concerns. Regulatory authorities may limit the supply of certain types of food products in response to public health concerns and consumers may perceive certain products to be unsafe or unhealthy. In addition, governmental regulations may require us to discontinue certain offerings or limit the range of products we offer. We may be unable to find substitutes that are as appealing to our customer base, or such substitutes may not be widely available or may be available only at increased costs. Such substitutions or limitations could also reduce demand for our products.
We could also be subject to claims or lawsuits relating to an actual or alleged illness or injury or death stemming from the consumption of a misbranded, altered, contaminated or spoiled product, which could negatively affect our business. Awards of damages, settlement amounts and fees and expenses resulting from such claims and the public relations implications of any such claims could have an adverse effect on our business. The availability and price of insurance to cover claims for damages are subject to market forces that we do not control, and such insurance may not cover all the costs of such claims and would not cover damage to our reputation. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming, increase our insurance premiums and divert our management’s time and resources towards defending them rather than operating our business. In addition, any adverse publicity concerning such claims, even if unfounded, could cause customers to lose confidence in the safety and quality of our products and damage our reputation and brand image.
Potential liabilities and costs from litigation could adversely affect our business.
There is no guarantee that we will be successful in defending ourselves in civil, criminal or regulatory actions, including under general, commercial, employment, environmental, food quality and safety, anti-trust and trade, advertising and claims, and environmental laws and regulations, or in asserting our rights under various laws. For example, our marketing or claims could face allegations of false, misleading or deceptive advertising or other criticisms which could end up in litigation and result in potential liabilities or costs. In addition, we could incur substantial costs and fees in defending ourselves or in asserting our rights in these actions or meeting new legal requirements. Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant costs in defending these lawsuits. The costs and other effects of potential and pending litigation and administrative actions against us, and new legal requirements, cannot be determined with certainty and may differ from expectations.
We are exposed to local business and tax risks in many different countries.
We operate in various countries in Europe, predominantly in the UK, Germany, France, Italy, Sweden and Norway. As a result, our business is subject to risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, all or any of which could result in disruption of our activities. These risks include, among others, political instability (including the impact of Brexit), differing economic cycles, tariffs, duties and adverse economic conditions, unexpected changes in regulatory environments, currency exchange rate fluctuations, inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws, changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees. Our overall success in the markets in which we operate depends, to a considerable extent, on our ability to effectively manage differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments. We cannot guarantee that we will succeed in developing and implementing policies and strategies which will be effective in each location where we do business.
We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax, tariffs, duties and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries. We currently have several pending tax assessments and audits in various jurisdictions including Germany, Sweden and Italy. The agreements by which we acquired certain businesses provide for certain indemnifications of tax liabilities which may arise in certain jurisdictions which we believe are sufficient to address these specific tax matters as far as they relate to those businesses. We have also established, where appropriate, reserves and provisions for tax assessments which we believe to be adequate to address potential tax liabilities. However, it is possible that the tax audits referred to above could result in the volatility of timings of cash tax payment and recoveries.

Our business is dependent on third-party suppliers and changes or difficulties in our relationships with our suppliers may harm our business and financial results.
We outsource some of our business functions to third-party suppliers, such as the processing of certain vegetables and other products, the manufacturing of products and packaging materials and distribution of our products. Our suppliers are subject to their own unique operational and financial risks, which are out of our control. Our suppliers may fail to meet timelines or contractual obligations or fail to provide us with sufficient products, which may adversely affect our business. Certain of our contracts with key suppliers, such as for the raw materials we use in our products, are short term, can be terminated by the supplier upon giving notice within a certain period and restrict us from using other suppliers. Also, a number of our supply contracts, including for fish and vegetables, may be terminated by the supplier upon a change in our ownership. Failure to appropriately structure or adequately manage our agreements with third parties may adversely affect our supply of products. We are also subject to credit risk with respect to our third-party suppliers. If any such suppliers become insolvent, an appointed trustee could potentially ignore the service contracts we have in place with such party, resulting in increased charges or the termination of the service contracts. We may not be able to replace a service provider within a reasonable period of time, on as favorable terms or without disruption to our operations. Any adverse changes to our relationships with third-party suppliers could have a material adverse effect on our image, brand and reputation, as well as on our business, financial condition and results of operations.
In addition, to the extent that our creditworthiness is impaired, or general economic conditions decline, certain of our key suppliers may demand onerous payment terms that could materially adversely affect our working capital position, or such suppliers may refuse to continue to supply to us. A number of our key suppliers have taken out trade credit insurance on our ability to pay them. To the extent that such trade credit insurance becomes unobtainable or more expensive due to market conditions, we may face adverse changes to payment terms by our key suppliers or they may refuse to continue to supply us.
The price of energy we consume in the manufacture, storage and distribution of our products is subject to volatile market conditions.
The price of electricity and other energy resources required in the manufacture, storage and distribution of our products is subject to volatile market conditions. These market conditions are often affected by political and economic factors beyond our control, including, for instance, the energy policies of the countries in which we operate. For example, the German Government’s decision to phase out nuclear power generation by 2022 could cause electricity prices and price volatility in Germany to increase. Any sustained increases in energy costs could have an adverse effect on the attractiveness of frozen food products for our customers and consumers and could affect our competitive position if our competitors’ energy costs do not increase at the same rate as ours. In addition, disruptions in the supply of energy resources could temporarily impair our ability to manufacture products for our customers. Such disruptions may also occur as a result of the loss of energy supply contracts or the inability to enter into new energy supply contracts on commercially attractive terms. Furthermore, natural catastrophes or similar events could affect the electricity grid. Any such disruptions, or increases in energy costs as a result of the aforementioned factors or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
Any disruptions, failures or security breaches of our information technology systems could harm our business and reduce our profitability.
We are increasingly dependent upon on our information technology systems for communication among our suppliers, manufacturing plants, distribution functions, headquarters and customers. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects including billing and collection errors, business disruptions, in particular concerning our manufacturing and logistics functions, issues with or errors in system's maintenance and security and migration of applications to the cloud and security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our IT infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on our business, financial condition and results of operations.

Although our information technology systems are protected through physical and software safeguards, it is difficult to protect against the possibility of damage or breach created by cyber-attacks or other security attacks in every potential circumstance that may arise. In addition, governmental authorities have warned that cybercriminals will take advantage of the uncertainty created by COVID-19 and federal and state mandated quarantines to launch cybersecurity attacks. The risks could include more frequent malicious cybersecurity and fraudulent activities, as well as schemes which attempt to take advantage of employees’ use of various technologies to enable remote work activities. We believe the COVID- 19 outbreak has incrementally increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. As cyber-attacks are increasing in frequency and sophistication, particularly following the onset of the COVID-19 pandemic, it becomes even more difficult to protect against a breach of our information technology systems. Cybersecurity incidents that impact the availability, reliability, speed, accuracy, or other proper functioning of these information technology systems could have a significant impact on our operations. If we are unable to prevent physical and electronic break-ins, cyber-attacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our customers, suppliers or employees. The mishandling or inappropriate disclosure of non-public sensitive or protected information could lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.
Changes in the European regulatory environment regarding privacy and data protection regulations, such as the European Union’s General Data Protection Regulation ("GDPR"), could expose us to risks of noncompliance and costs associated with compliance.
On May 25, 2018, the EU’s GDPR became enforceable. The GDPR relates to the collection, use, retention, security, processing and transfer of personally identifiable information of residents of EU countries, and because of our operations in the EU, including in the UK, we are subject to these heightened standards. The GDPR created a range of new compliance obligations, and imposes significant fines and sanctions for violations. Among other things, the GDPR requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the European Economic Area, or EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual global revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Furthermore, there is significant uncertainty with respect to compliance with privacy and data protection laws and regulations, including the GDPR, because they are continuously evolving and developing and may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. Our efforts to comply with privacy and data protection laws, including the GDPR, may impose significant costs and challenges that are likely to increase over time.
Our supply network and manufacturing and distribution facilities could be disrupted by factors beyond our control such as extreme weather, fire, terrorist activity, health epidemics and other outbreaks and natural disasters.
Severe weather conditions and natural disasters, such as storms, floods, droughts, frosts, earthquakes or pestilence, may affect the supply of the raw materials that we use for the manufacturing of our products. For example, changing climate may cause flooding and drought in crop growing areas or changes in sea temperatures may affect marine biomass, fishing catch rates and overall fishing conditions. In addition, drought or floods may affect the feed supply for red meat and poultry, which in turn may affect the quality and availability of protein sources for our products. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn can reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of transporting and storing raw materials, or disrupt our production schedules. Competing food producers can be affected differently by weather conditions and natural disasters depending on the location of their supply sources. If our supplies of raw materials are reduced, we may not be able to find adequate supplemental supply sources, if at all, on favorable terms, which could have a material adverse effect on our business, financial condition and results of operation.
Our supply network could also be adversely affected by the outbreak of various diseases, such as the recent COVID-19, or coronavirus pandemic. As a result of the global pandemic, there may be delays in procurement or we may be unable to access such alternative supply on commercially reasonable terms, which may have an adverse impact on our operating results. In addition, a significant outbreak of a contagious disease in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and have a material adverse effect on our results of operations.

In addition, our manufacturing and distribution facilities may be subject to damage, disruption or closure resulting from fire, terrorist activity, natural disasters, health epidemics or other causes. For example, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions which have historically been prone to flooding. Extensive damage to any of our thirteen major manufacturing facilities as a result of any of the foregoing reasons, could, to the extent that lost production could not be compensated for by unaffected facilities, severely affect our ability to conduct our business operations and, as a result, adversely affect our business, financial condition and results of operations.
Furthermore, as we lease parts of our Boulogne, Bremerhaven, Lowestoft, and Tonsberg manufacturing sites, the use of these properties is subject to certain terms and conditions, the breach of which could affect our ability to continue use of these properties which in turn may disrupt our operations and may materially adversely affect our results of operations.
We may be unable to realize the expected benefits of actions taken to align our resources, operate more efficiently and control costs.
When required we take actions, such as workforce reductions, plant closures and consolidations, and other cost reduction initiatives, such as our factory optimization program, to align our resources with our growth strategies, operate more efficiently and control costs. As these plans and actions are complex, unforeseen factors could result in expected savings and benefits to be delayed or not realized to the full extent planned, could negatively impact labor relations, including causing work stoppages, and could lead to disruptions in our business and operations and higher short-term costs related to severance and related capital expenditures.
Significant disruption in our workforce or the workforce of our suppliers could adversely affect our business, financial condition and results of operations.
As of December 31, 2019, we employed approximately 4,775 employees, of which approximately 1,412 were located in Germany, 1,222 were located in the UK, 345 were located in France, 478 were located in Italy, 421 were located in Sweden/Norway and 897 employees in other locations. As of December 31, 2019, approximately 70% of our employees worked in our manufacturing operations. We have in the past, and may in the future, experience labor disputes and work stoppages at one or more of our manufacturing sites due to localized strikes or strikes in the larger retail food industry sector. We have also been involved in negotiations on collective bargaining agreements. A labor stoppage or other interruption at one of our thirteen manufacturing sites would impact our ability to supply our customers and could have a pronounced effect on our operations. Further, a number of our employees in the UK are not UK citizens and, under the EU settlement scheme, will need to apply for settled status to retain the right to work in the UK following the formal withdrawal from the EU. Future labor disturbance or work stoppage at any of our or our suppliers’ facilities in Germany, the UK, Italy or elsewhere may have an adverse effect on such facility’s operations and, potentially, on our business, financial condition and results of operations.
Higher labor costs could adversely affect our business and financial results.
We compete with other producers for good and dependable employees. The supply of such employees is limited and competition to hire and retain them may result in higher labor costs. Furthermore, a number of our employees are subject to national minimum wage requirements. If legislation is enacted in these countries that has the effect of raising the national minimum wage requirements, requires additional mandatory employee benefits or affects our ability to hire or dismiss employees, we could face substantially higher labor costs. In the UK, the National Minimum Wage and National Living Wage increased in April 2020. High labor costs could adversely affect our profitability if we are not able to pass them on to our customers.
We are dependent upon key executives and highly qualified managers and we cannot assure their retention.
Our success depends, in part, upon the continued services of key members of our management. Our executives’ and managers’ knowledge of the market, our business and our company represents a key strength of our business, which cannot be easily replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled managerial, sales, administration, development and operating personnel.
There can be no assurance that our existing personnel will be adequate or qualified to carry out our strategy, or that we will be able to hire or retain experienced, qualified employees to carry out our strategy. The loss of one or more of our key management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Costs or liabilities relating to compliance with applicable directives, regulations and laws could have a material adverse effect on our business, financial condition and results of operations.
As a producer of food products for human consumption, we are subject to extensive regulation in the UK, Germany, France, Italy, Sweden, Norway and other countries in which we operate, as well as the European Union, that governs production, composition, manufacturing, storage, transport, advertising, packaging, health, quality, labeling, safety and distribution standards. In addition, national regulations that have implemented European directives applicable to frozen products establish highly technical requirements regarding labeling, manufacturing, transportation, sale and storage of frozen food products. For example, new regulations of the European Parliament and Council which took effect in December 2014 changed rules relating to the presentation of nutritional information on packaging and other rules on labeling. It is unclear how this will be impacted under Brexit but there may be changes and further regulations that the company has to adhere to. Local governmental authorities also set out health and safety related conditions and restrictions. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, product recalls or asset seizures, as well as potential criminal sanctions, any of which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our facilities and our suppliers’ facilities are subject to licensing, reporting requirements and official quality controls by numerous governmental authorities. These governmental authorities include European, national and local health, environmental, labor relations, sanitation, building, zoning, and fire and safety departments. Difficulties in obtaining or failure to obtain the necessary licenses or approval could delay or prevent the development, expansion or operation of a given production or warehouse facility. Any changes in those regulations may require us or our suppliers to implement new quality controls and possibly invest in new equipment, which could delay the development of new products and increase our operating costs.
All of our products must comply with strict national and international hygiene regulations. Our facilities and our suppliers’ facilities are subject to regular inspection by authorities for compliance with hygiene regulations applicable to the sale, storage and manufacturing of foodstuffs and the traceability of genetically modified organisms, meats and other raw materials. Additionally, in certain jurisdictions, food business operators, including those in the food storage, processing and distribution sectors, are required to trace all food, animal feed, and food-producing animals under their control using registration systems that track the source of the products through the supply chain. Despite the precautions we undertake, should any non-compliance with such regulations be discovered during an inspection or otherwise, authorities may temporarily shut down any of our facilities, demand a product recall and/or levy a fine for such non-compliance, which could have a material adverse effect on our business, financial condition and results of operations.
We could incur material costs to address violations of, or liabilities under, health, safety and environmental regulations.
Our facilities and operations are subject to numerous health, safety and environmental regulations, including local and national laws, and European directives and regulations governing, among other things, water supply and use, water discharges, air emissions, chemical safety, solid and hazardous waste management and disposal, clean-up of contamination, energy use, noise pollution, and workplace health and safety. Health, safety and environmental legislation in Europe and elsewhere have generally become more comprehensive and restrictive and more rigid over time and enforcement has become more stringent. Failure to comply with applicable requirements, or the terms of required permits, can result in penalties or fines, clean-up costs, third party property damage and personal injury claims, which could have a material adverse effect on our brand, business, financial condition and results of operations. In addition, if health, safety and environmental laws and regulations in the UK, Germany, France, Italy, Sweden, Norway and the other countries in which we operate or from which we source raw materials and ingredients become more stringent in the future, the extent and timing of investments required to maintain compliance may exceed our budgets or estimates and may limit the availability of funding for other investments.
Furthermore, under some environmental laws, we could be liable for costs incurred in investigating or remediating contamination at properties we own or occupy, even if the contamination was caused by a party unrelated to us or was not caused by us, and even if the activity which caused the contamination was legal at the time it occurred. The discovery of previously unknown contamination, or the imposition of new or more burdensome obligations to investigate or remediate contamination at our properties or at third-party sites, could result in substantial unanticipated costs which could have a material adverse effect on our business, financial condition and results of operations.
In certain jurisdictions, we are also subject to legislation designed to significantly reduce industrial energy use, water use, carbon dioxide emissions and the emission of ozone depleting compounds more generally. If we fail to meet applicable standards for energy use reduction or are unable to decrease, and in some cases eliminate, certain emissions within the applicable period required by relevant laws and regulations, we could be subject to significant penalties or fines and temporary or long-term disruptions to production at our facilities, all of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to a variety of regulatory schemes; failure to comply with applicable rules and regulations could adversely affect our business, results of operations and reputation.
Our operations are subject to a variety of regulatory schemes which require us to implement processes, procedures and controls to provide reasonable assurance that we are operating in compliance with applicable regulations, including the UK Bribery Act, the Modern Slavery Act 2015, the Foreign Corrupt Practices Act of 1977, the Trade Sanctions and Export Controls and GDPR. Failure to comply (or any alleged failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, result in loss of customers and cause us to incur significant legal and investigatory fees. In addition, our business, including our ability to operate and continue to expand internationally, could be adversely affected if local and foreign laws or regulations are adopted, interpreted, or implemented in a manner that is inconsistent with our current business practices and that require rapid changes to these practices or our products, services, policies and procedures. If we are not able to adapt our business practices or strategies to changes in laws or regulations, it could subject us to liability, increased costs and reduced product demand. Additionally, the costs of compliance with laws and regulations may increase in the future as a result of changes in interpretation. Any failure by us to comply with applicable laws and regulations may subject us to significant liabilities and could adversely affect our business, results of operations and reputation.
A failure in our cold chain could lead to unsafe food conditions and increased costs.
“Cold chain” requirements setting out the temperatures at which our ingredients and products are stored are established both by statute and by us to help guarantee the safety of our food products. Our cold chain is maintained from the moment the ingredients arrive at, or are frozen by, our suppliers, through our manufacturing and transportation of products and ultimately to the time of sale in retail stores. These standards ensure the quality, freshness and safety of our products. A failure in the cold chain could lead to wastage, increased costs, food contamination, risks to the health of consumers, fines and damage to our brands and reputation, each of which could have an adverse effect on our business, financial condition and results of operations.
Seasonality impacts our business, and our revenue and working capital levels may vary quarter to quarter.
Our sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in cold or winter months, partly because there are fewer fresh alternatives available for vegetables and because our customers typically allocate more freezer space to the ice cream segment in summer or hotter months. In addition, variable production costs, including costs for seasonal staff, and working capital requirements associated with the keeping of inventories, vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock (and therefore net working capital) levels typically peak in August to September just after the pea harvest. If seasonal fluctuations are greater than anticipated, our business, financial condition and results of operations could be adversely affected.
We have risks related to our indebtedness, including our ability to withstand adverse business conditions and to meet our debt service obligations.
Our ability to make payments on and to refinance our indebtedness, and to fund our operations, working capital and capital expenditures, depends on our ability to generate cash. To a certain extent, our cash flow is subject to general economic, industry, financial, competitive, operating, legislative, regulatory and other factors, many of which are beyond our control.
We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of cash will be available to us in an amount sufficient to enable us to pay amounts due on our indebtedness or to fund our other liquidity needs.

Additionally, if we incur additional indebtedness in connection with any future acquisitions or development projects or for any other purpose, our debt service obligations could increase. We may need to refinance all or a portion of our indebtedness before maturity. Our ability to refinance our indebtedness or obtain additional financing will depend on, among other things:
• our financial condition and market conditions at the time;
• restrictions in the agreements governing our indebtedness;
• general economic and capital market conditions;
• the availability of credit from banks or other lenders;
• investor confidence in us; and
• our results of operations.
In addition, a significant part of our indebtedness includes provisions with respect to maintaining and complying with certain financial and operational covenants. Our ability to comply with these covenants may be affected by events beyond our control. A breach of one or more of these covenants could result in an event of default and may give rise to an acceleration of the debt. In the longer term, such breach of covenants could have a material adverse effect on our operations and cash flows.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.
An increase in market interest rates may increase our interest expense arising on our existing and future floating rate indebtedness. Pursuant to the terms of our Senior Facilities Agreement, the interest rate that we pay on indebtedness incurred under our term loan facilities or revolving credit facility varies based on a fixed margin over a base reference rate of LIBOR or EURIBOR. As a result, we are exposed to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Pursuant to the Company interest rate hedging policy, we may enter into interest rate derivatives that may involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.
Our indebtedness is subject to changes in interest reference rates
Pursuant to the terms of the current Senior Facilities Agreement, the interest rate paid on indebtedness incurred under our term loan facilities and/or revolving credit facility varies based on a fixed margin over a base reference rate of LIBOR or EURIBOR. As a result of decisions taken by national regulators, IBOR (including potentially EURIBOR at a later date) will become phased out and replaced by a replacement reference index. IBOR rates are expected to be phased out at the end of 2021, with a series of regulatory changes occurring in 2020 and 2021. As a result of replacement of IBOR rates, during 2021 we will need to renegotiate the terms of our Senior Facilities Agreement with our lenders and amend the terms of linked interest rate hedging arrangements. As a result of these changes to underlying interest reference rates, the Company may be exposed to volatility with regard to interest costs on indebtedness and linked interest rate hedging arrangements.
We are exposed to exchange rate risks and such rates may adversely affect our results of operations.
We are exposed to exchange rate risk. Our reporting currency is the Euro and a significant proportion of our sales and EBITDA are in Pound Sterling through our UK based business, and Norwegian Krone and Swedish Krona through our Norwegian and Swedish based businesses. We are exposed to foreign exchange translation risk as we convert the Pound Sterling results of our UK business and the Norwegian Krone and Swedish Krona results of our Norwegian and Swedish business into our reporting currency of Euro. Pursuant to Company foreign exchange hedging policy, we have converted a portion of our USD term loan to EUR and from EUR to GBP using cross currency interest rate swaps that act as a Net Investment hedge for our UK business. We are exposed to transactional exchange rate risk as many of our raw material purchases may be denominated in non-functional currencies of the purchasing entity, predominantly U.S. Dollars and Euro. Company policy is to reduce this risk by using foreign exchange forward contracts that are designated as cash flow hedges. Hedging arrangements may not fully protect us against currency fluctuations and may or not achieve hedge effectiveness. Fluctuations and sustained strengthening of non-functional currencies against the functional currency of the operating entities may materially adversely affect our business, financial condition and results of operations.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.
We may experience significant pressure from our key suppliers to reduce trade payable terms. At the same time, we may experience pressure from our customers to extend trade receivable terms. European and country legislation can also set conditions and restrictions related to payment terms between suppliers and purchasers at different levels of the supply chain. Any failure to comply with applicable laws and regulations could subject us to civil remedies, including fines, which could have a material adverse effect on our business, financial condition and results of operations. Any such changes in commercial arrangements regarding trade payable and trade receivable payment terms, as a result of changes in legislation or otherwise, may have a material adverse effect on our business, financial condition and results of operations.
Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.
Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, leases, estimating valuation allowances and accrued liabilities (including allowances for returns, doubtful accounts and obsolete and damaged inventory), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, stock-based compensation and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business.
Management continues to assess new accounting pronouncements and their impact on the Company prior to their adoption dates.
We may incur liabilities that are not covered by insurance.
While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. Our insurance policies cover, among other things, employee-related accidents and injuries, property damage and liability deriving from our activities. In particular, our Lowestoft and Bremerhaven manufacturing facilities are situated in regions that have historically been affected by flooding. We may not be able to obtain flood insurance on reasonable terms or at all with respect to those facilities. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claims history or due to material price increases in the insurance market in general.
An impairment of the carrying value of goodwill or other intangible assets could negatively affect our consolidated operating results and net worth.
Goodwill represents amounts arising from acquisitions and is the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired. Intangible assets can include computer software, brands, customer relationships and other acquired intangibles as of the acquisition date. Goodwill and other intangibles expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated by management at least annually for impairment. If carrying value exceeds its recoverable amount, the intangible is considered impaired and is reduced to fair value via a charge to earnings. Factors outside of our control which could result in an impairment include, but are not limited to: (i) reduced demand for our products; (ii) higher commodity prices; (iii) lower prices for our products or increased marketing as a result of increased competition; and (iv) significant disruptions to our operations as a result of both internal and external events. Should the value of one or more of the acquired intangibles become impaired, our consolidated profit or loss and net assets may be materially adversely affected. As of December 31, 2019, the carrying value of intangible assets totaled €3,946.0 million, of which €1,862.9 million was goodwill and €2,083.1 million represented brands, computer software, customer relationships and other acquired intangibles compared to total assets of €5,904.5 million.
We face risks associated with certain pension obligations.
The Company has a mixture of partially funded and unfunded post-employment defined benefit plans in Germany, Sweden and Austria as well as defined benefit indemnity arrangements in Italy and France. Deterioration in the value or lower than expected returns on investments may lead to an increase in our obligation to make contributions to these plans.

The obligations that arise from these plans are calculated using actuarial valuations which are based on assumptions linked to the performance of financial markets, interest rates and legislation which changes over time. Adverse changes to these assumptions will impact the obligations recognized and would lead to higher cash payments in the long term.
Our obligation to make contributions to the pension plans could reduce the cash available for operational and other corporate uses and may have a materially adverse impact on our operations, financial condition and liquidity.
If we fail to or are unable to implement and maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected.
We are subject to reporting obligations under U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring every public company to include a report of management on the effectiveness of such company's internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must issue an attestation report on the effectiveness of the company's internal control over financial reporting.
We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act. If we are not able to continue to meet the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by the SEC, the NYSE or other regulatory authorities. Any such action could adversely affect the accuracy and timeliness of our financial reporting.
We are a holding company whose principal source of operating cash is the income received from our subsidiaries.
We are a holding company and rely on the earnings and cash flows of our subsidiaries, which are paid to us by our subsidiaries in the form of dividends and other payments or distributions, to meet our debt service and other obligations, and to pay dividends on our ordinary shares (which we do not intend to do in any case in the foreseeable future, as addressed elsewhere in these risk factors). The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), their constitutional documents, documents governing any existing indebtedness and the covenants of any future outstanding indebtedness that our subsidiaries incur, and other factors which may be outside our control.
The Founders and/or the Founder Entities may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and some or all of the Founders and/or the Directors.
Our founders, Martin Franklin and Noam Gottesman (the “Founders”) and/or one or more of their affiliates, including Mariposa Acquisition II, LLC and TOMS Acquisition I LLC (the “Founder Entities”) may in the future enter into agreements with us that are not currently under contemplation. While we have implemented procedures to ensure we will not enter into any related party transaction without the approval of our Audit Committee, it is possible that the entering into of such an agreement might raise conflicts of interest between us and some or all of the Founders and/or the directors.
Risks Related to our Ordinary Shares
We have various equity instruments outstanding that would require us to issue additional ordinary shares. Therefore, you may experience significant dilution of your ownership interests and the future issuance of additional ordinary shares, or the anticipation of such issuances, could have an adverse effect on our share price.
We currently have various equity instruments outstanding that would require us to issue additional ordinary shares for no or a fixed amount of additional consideration. Specifically, as of November 3, 2020, we had outstanding the following:
•1,500,000 Founder Preferred Shares held by the Founder Entities, which are controlled by the Founders. The preferred shares held by the Founder Entities (the “Founder Preferred Shares”) will automatically convert into ordinary shares on a one for one basis (subject to adjustment in accordance with our Memorandum and Articles of Association) on the last day of the seventh full financial year following completion of the Iglo Acquisition and some or all of them may be converted following written request from the holder; and

•3,258,417 equity awards issued under the LTIP, which may be converted into ordinary shares subject, in most cases, to meeting certain performance conditions.
We currently have 12,970,027 ordinary shares currently available for issuance under our LTIP.
Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”). The payment of the Founder Preferred Shares Annual Dividend Amount became mandatory after January 1, 2015 if certain share price performance conditions are met for any given year. At our discretion, we may settle the Founder Preferred Shares Annual Dividend Amount by issuing shares or by cash payment, but we intend to equity settle. On December 31, 2019, we approved a 2019 Founder Preferred Share Dividend in an aggregate of 6,421,074 ordinary shares. The dividend price used to calculate the 2019 Founder Preferred Shares Annual Dividend Amount was $21.7289 (calculated based upon the volume weighted average price for the last ten trading days of 2019) and the Ordinary Shares were issued on January 2, 2020. In subsequent years, the Annual Dividend Amount will be calculated based upon the volume weighted average share price for the last ten trading days of the financial year and the resulting appreciated average share price compared to the highest price previously used in calculating the Annual Dividend Amount. The issuance of ordinary shares pursuant to the terms of the Founder Preferred Shares will reduce (by the applicable proportion) the percentage shareholdings of those shareholders holding ordinary shares prior to such issuance which may reduce your net return on your investment in our ordinary shares.
Our ordinary share price may be volatile, and as a result, you could lose a significant portion or all of your investment.
The market price of the ordinary shares on the NYSE may fluctuate as a result of several factors, including the following:
•variations in our quarterly operating results;
•volatility in our industry, the industries of our customers and suppliers and the global securities markets;
•risks relating to our business and industry, including those discussed above;
•strategic actions by us or our competitors;
•reputational damage from unsafe or poor quality food products;
•actual or expected changes in our growth rates or our competitors’ growth rates;
•investor perception of us, the industry in which we operate, the investment opportunity associated with the ordinary shares and our future performance;
•addition or departure of our executive officers;
•changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;
•trading volume of our ordinary shares;
•future sales of our ordinary shares by us or our shareholders;
•domestic and international economic, legal and regulatory factors unrelated to our performance; or
•the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.
Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.
The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.
As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.
As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we report quarterly financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.
As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. See Item 16G: Corporate Governance.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.
As the rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.
Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. See Item 16G: Corporate Governance.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.
Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies (as summarized under Item 16G: Corporate Governance). The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the Company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.
To the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.
British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.
British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such an action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.
Dividend payments on our ordinary shares are not expected.
We do not currently intend to pay dividends on our ordinary shares. We intend only to pay such dividends at such times, if any, and in such amounts, if any, as the board determines appropriate and in accordance with applicable law, and then only if we receive dividends from our operating subsidiaries. Therefore, we cannot give any assurance that we will be able to pay or will pay dividends going forward or as to the amount of such dividends, if any.
Shareholders may experience a dilution of their percentage ownership if we make non-pre-emptive offers of ordinary shares in the future.
We have opted-out of statutory pre-emptive rights pursuant to the terms of our Memorandum and Articles of Association. No pre-emption rights therefore exist in respect of future issuance of ordinary shares whether or not for cash. Should we decide to offer additional ordinary shares on a non-pre-emptive basis in the future, this could dilute the interests of shareholders and/or have an adverse effect on the market price of the ordinary shares.
Risks Related to Taxation
Changes in tax law and practice may reduce any net returns for shareholders.
The tax treatment of the Company, our shareholders and any subsidiary of ours (including Iglo and its subsidiaries), any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the British Virgin Islands, the UK, the U.S. and any other relevant jurisdiction. Any change may reduce the value of your investment in our ordinary shares.

Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.
If we were to be considered to be resident in or to carry on a trade or business within the United States for U.S. taxation purposes or in any other country in which we are not currently treated as having a taxable presence, we could be subject to U.S. income tax or taxes in such other country on all or a portion of our profits, as the case may be, which may negatively affect our financial and operating results.
Taxation of returns from subsidiaries may reduce any net return to shareholders.
We and our subsidiaries are subject to taxes in a number of jurisdictions. It is possible that any return we receive from any present or future subsidiary may be reduced by irrecoverable withholding or other local taxes and this may reduce the value of your investment in our ordinary shares.
If any dividend is declared in the future and paid in a foreign currency, U.S. holders may be taxed on a larger amount in U.S. Dollars than the U.S. Dollar amount actually received.
U.S. holders will be taxed on the U.S. Dollar value of dividends at the time they are received, even if they are not converted to U.S. Dollars or are converted at a time when the U.S. Dollar value of the dividends has fallen. The U.S. Dollar value of the payments made in the foreign currency will be determined for tax purposes at the spot rate of the foreign currency to the U.S. Dollar on the date the dividend distribution is deemed included in such U.S. holder’s income, regardless of whether or when the payment is in fact converted into U.S. Dollars.
We may be a “passive foreign investment company” for U.S. federal income tax purposes and adverse tax consequences could apply to U.S. investors.
The U.S. federal income tax treatment of U.S. holders will differ depending on whether the Company is considered a passive foreign investment company (“PFIC”). In general, we will be considered a PFIC for any taxable year in which: (i) 75 percent or more of our gross income consists of passive income; or (ii) 50 percent or more of the average quarterly market value of our assets in that year are assets that produce, or are held for the production of, passive income (including cash). For purposes of the above calculations, if we, directly or indirectly, own at least 25 percent by value of the stock of another corporation, then we generally would be treated as if we held our proportionate share of the assets of such other corporation and received directly our proportionate share of the income of such other corporation. Passive income generally includes, among other things, dividends, interest, rents, royalties, certain gains from the sale of stock and securities, and certain other investment income. We do not believe that we will be a PFIC for our current taxable year. However, because the composition of the Company's income and assets will vary over time, we can provide no assurance that we will not be a PFIC for any taxable year. See item 10.E., U.S. Federal Income Taxation, Passive Foreign Investment Company ("PFIC") Considerations.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2020 (unaudited) and December 31, 2019 (audited)

		September 30, 2020	December 31, 2019
	Note	€m	€m
Non-current assets
Goodwill		1,861.8	1,862.9
Intangibles		2,085.4	2,083.1
Property, plant and equipment		415.3	422.4
Other non-current assets		1.2	1.9
Derivative financial instruments	12	21.5	17.5
Deferred tax assets		109.2	96.4
Total non-current assets		4,494.4	4,484.2
Current assets
Cash and cash equivalents	10	552.3	826.1
Inventories		358.4	323.2
Trade and other receivables		203.1	206.7
Indemnification assets	11	17.6	35.4
Short-term investments	12	—	25.0
Derivative financial instruments	12	10.8	3.9
Total current assets		1,142.2	1,420.3
Total assets		5,636.6	5,904.5
Current liabilities
Trade and other payables		564.8	525.2
Current tax payable		246.2	217.2
Provisions	13	45.6	40.9
Loans and borrowings	12	23.8	27.7
Derivative financial instruments	12	16.3	12.1
Total current liabilities		896.7	823.1
Non-current liabilities
Loans and borrowings	12	1,807.1	1,847.6
Employee benefits	14	261.2	237.5
Other non-current liabilities		2.1	2.7
Provisions	13	6.0	5.9
Derivative financial instruments	12	53.6	32.8
Deferred tax liabilities		396.1	398.2
Total non-current liabilities		2,526.1	2,524.7
Total liabilities		3,422.8	3,347.8
Net assets		2,213.8	2,556.7
Equity attributable to equity holders
Share capital and capital reserve	16	1,749.1	2,095.4
Share based compensation reserve	15	5.1	22.6
Founder Preferred Shares Dividend reserve	17	245.5	370.1
Translation reserve		85.5	94.8
Cash flow hedging reserve		(8.8)	(13.2)
Retained earnings/(accumulated deficit reserve)		137.4	(11.8)
Equity attributable to owners of the parent		2,213.8	2,557.9
Non-controlling interests		—	(1.2)
Total equity		2,213.8	2,556.7
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Profit or Loss
For the three and nine months ended September 30, 2020 and September 30, 2019

		For the three months ended September 30,		For the nine months ended September 30,
		2020	2019	2020	2019
	Note	€m	€m	€m	€m
Revenue		576.3	540.3	1,858.2	1,695.9
Cost of sales		(401.1)	(381.1)	(1,302.8)	(1,185.7)
Gross profit		175.2	159.2	555.4	510.2
Other operating expenses		(85.7)	(89.4)	(268.8)	(263.4)
Exceptional items	6	(2.5)	(1.7)	(27.3)	(49.9)
Operating profit		87.0	68.1	259.3	196.9
Finance income	7	1.1	0.8	6.3	3.5
Finance costs	7	(16.8)	(18.7)	(50.5)	(51.5)
Net financing costs		(15.7)	(17.9)	(44.2)	(48.0)
Profit before tax		71.3	50.2	215.1	148.9
Taxation	8	(14.9)	(11.0)	(48.7)	(41.2)
Profit for the period		56.4	39.2	166.4	107.7

Attributable to:
Equity owners of the parent		56.4	39.2	166.5	108.0
Non-controlling interests		—	—	(0.1)	(0.3)
		56.4	39.2	166.4	107.7

Earnings per share
Basic and diluted earnings per share	9	€0.29	€0.20	€0.84	€0.57
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Comprehensive Income/(Loss)
For the three and nine months ended September 30, 2020 and September 30, 2019

		For the three months ended September 30,		For the nine months ended September 30,
		2020	2019	2020	2019
	Note	€m	€m	€m	€m
Profit for the period		56.4	39.2	166.4	107.7
Other comprehensive income/(loss):
Actuarial losses on defined benefit pension plans	14	(13.6)	(28.0)	(22.1)	(59.0)
Taxation credit on measurement of defined benefit pension plans		4.4	7.2	7.1	14.5
Items not reclassified to the Statement of Profit or Loss		(9.2)	(20.8)	(15.0)	(44.5)
Loss/(gain) on investment in foreign subsidiary, net of hedge		(0.4)	0.6	(10.2)	(1.7)
Effective portion of changes in fair value of cash flow hedges		(14.7)	5.8	3.2	(12.7)
Taxation charge/(credit) relating to components of other comprehensive income		4.5	(1.8)	2.1	1.9
Items that may be subsequently reclassified to the Statement of Profit or Loss		(10.6)	4.6	(4.9)	(12.5)
Other comprehensive loss for the period, net of tax		(19.8)	(16.2)	(19.9)	(57.0)
Total comprehensive income for the period		36.6	23.0	146.5	50.7

Attributable to:
Equity owners of the parent		36.6	23.0	146.6	51.0
Non-controlling interests		—	—	(0.1)	(0.3)
		36.6	23.0	146.5	50.7
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2020

		Share capital and capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Retained earnings/ (accumulated deficit reserve)	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	Note	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2020		2,095.4	22.6	370.1	94.8	(13.2)	(11.8)	2,557.9	(1.2)	2,556.7
Profit/(loss) for the period		—	—	—	—	—	166.5	166.5	(0.1)	166.4
Other comprehensive (loss)/income for the period		—	—	—	(9.3)	4.4	(15.0)	(19.9)	—	(19.9)
Total comprehensive (loss)/income for the period		—	—	—	(9.3)	4.4	151.5	146.6	(0.1)	146.5
Founder Preferred Shares Annual Dividend Amount		124.6	—	(124.6)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award		0.7	(0.7)	—	—	—	—	—	—	—
Share based payment charge		—	5.3	—	—	—	—	5.3	—	5.3
Issue of ordinary shares	16	8.2	(7.9)	—	—	—	—	0.3	—	0.3
Repurchase of ordinary shares	16	(479.8)	—	—	—	—	—	(479.8)	—	(479.8)
Reclassification of awards for settlement of tax liabilities		—	(14.2)	—	—	—	—	(14.2)	—	(14.2)
Non-controlling interests extinguished on acquisition of subsidiary		—	—	—	—	—	(2.3)	(2.3)	1.3	(1.0)
Total transactions with owners, recognized directly in equity		(346.3)	(17.5)	(124.6)	—	—	(2.3)	(490.7)	1.3	(489.4)
Balance as of September 30, 2020		1,749.1	5.1	245.5	85.5	(8.8)	137.4	2,213.8	—	2,213.8
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Changes in Equity (continued)
For the nine months ended September 30, 2019

	Share capital and capital reserve	Share based compensation reserve	Founder preferred shares dividend reserve	Translation reserve	Cash flow hedge reserve	Accumulated deficit reserve	Equity attributable to owners of the parent	Non-controlling interests	Total Equity
	€m	€m	€m	€m	€m	€m	€m	€m	€m
Balance as of January 1, 2019	1,748.5	9.4	372.6	88.8	8.5	(167.9)	2,059.9	(0.8)	2,059.1
Change in accounting policy	—	—	—	—	—	31.3	31.3	—	31.3
Restated Equity as at January 1, 2019	1,748.5	9.4	372.6	88.8	8.5	(136.6)	2,091.2	(0.8)	2,090.4
Profit/(loss) for the period	—	—	—	—	—	108.0	108.0	(0.3)	107.7
Other comprehensive loss for the period	—	—	—	(1.7)	(10.8)	(44.5)	(57.0)	—	(57.0)
Total comprehensive (loss)/income for the period	—	—	—	(1.7)	(10.8)	63.5	51.0	(0.3)	50.7
Founder Preferred Shares Annual Dividend Amount	2.5	—	(2.5)	—	—	—	—	—	—
Vesting of Non-Executive Restricted Stock award	0.6	(0.8)	—	—	—	—	(0.2)	—	(0.2)
Issue of ordinary shares	354.5	(1.3)	—	—	—	—	353.2	—	353.2
Listing and share transaction costs	(11.1)	—	—	—	—	—	(11.1)	—	(11.1)
Share based payment charge	—	11.1	—	—	—	—	11.1	—	11.1
Reclassification of awards for settlement of tax liabilities	—	0.4	—	—	—	—	0.4	—	0.4
Total transactions with owners, recognized directly in equity	346.5	9.4	(2.5)	—	—	—	353.4	—	353.4
Balance as of September 30, 2019	2,095.0	18.8	370.1	87.1	(2.3)	(73.1)	2,495.6	(1.1)	2,494.5
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Unaudited Condensed Consolidated Interim Statements of Cash Flows
For the nine months ended September 30, 2020 and September 30, 2019

		For the nine months ended September 30,
		2020	2019
	Note	€m	€m
Cash flows from operating activities
Profit for the period		166.4	107.7
Adjustments for:
Exceptional items	6	27.3	49.9
Share based payments expense	15	5.3	11.1
Depreciation and amortization	5	51.6	50.0
Loss on disposal of property, plant and equipment		0.1	0.2
Net finance costs	7	44.2	48.0
Taxation	8	48.7	41.2
Operating cash flow before changes in working capital, provisions and exceptional items		343.6	308.1
Increase in inventories		(43.7)	(49.8)
Decrease in trade and other receivables		12.1	16.2
Increase/(decrease) in trade and other payables		52.5	(66.8)
Increase in employee benefits and other provisions		1.9	4.3
Cash generated from operations before tax and exceptional items		366.4	212.0
Cash flows relating to exceptional items	6	(3.3)	(7.6)
Tax paid		(41.8)	(28.9)
Net cash generated from operating activities		321.3	175.5
Cash flows from investing activities
Purchase of subsidiaries, net of cash acquired	4	(1.0)	(1.5)
Purchase of property, plant and equipment and intangibles		(37.3)	(29.4)
Redemption/(purchase) of investments		25.2	(25.0)
Cash used in investing activities		(13.1)	(55.9)
Cash flows from financing activities
Proceeds from issuance of ordinary shares		0.6	353.7
Share issuance costs		—	(11.1)
Repurchase of ordinary shares	16	(479.8)	—
Payments related to shares withheld for tax	15	(18.5)	(0.9)
Issuance of new loan principal		—	1.7
Repayment of loan principal		(11.7)	(22.0)
Payment of lease liabilities		(16.0)	(16.0)
Interest paid		(34.4)	(33.1)
Interest received		0.6	1.9
Other financing cash flows		(4.5)	(0.1)
Net cash (used in)/provided by financing activities		(563.7)	274.1
Net (decrease)/increase in cash and cash equivalents		(255.5)	393.7
Cash and cash equivalents at beginning of period	10	824.8	327.6
Effect of exchange rate fluctuations		(17.0)	0.2
Cash and cash equivalents at end of period	10	552.3	721.5
The accompanying notes are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Nomad Foods Limited—Notes to the Unaudited Condensed Consolidated Interim Financial Statements
1.    General information

These unaudited condensed consolidated interim financial statements (“interim financial statements”) as at and for the three and nine months ended September 30, 2020 comprise Nomad Foods Limited and its subsidiaries (together referred to as the “Company” or “Nomad”). Nomad Foods Limited (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and in the future across the broader food sector. Nomad produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, Iglo, Findus, Goodfella's and Aunt Bessie's.

The Company’s sales and working capital levels have historically been affected to a limited extent by seasonality. In general, sales volumes for frozen food are slightly higher in colder or winter months and variable production costs and working capital will vary depending on the harvesting and buying periods of seasonal raw materials, in particular vegetable crops. For example, stock levels typically peak in August to September just after the pea harvest and as a result, more working capital is required during those months.
Nomad is a company registered in the British Virgin Islands and domiciled for tax in the United Kingdom.
2.     Basis of preparation
These unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2020 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the IASB and as adopted by the European Union. They do not include all the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Nomad’s financial position and performance since the last annual consolidated financial statements. Therefore the unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union (“IFRS”).
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 3, 2020.
The accounting policies used by management in preparing these condensed consolidated financial statements were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019, except taxes on income. These are accrued based on management's estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the period. It also reflects the tax impact of exceptional items accounted for in the period.
On March 11, 2020, the World Health Organization officially declared COVID-19, the disease caused by novel coronavirus, a pandemic. The Directors are working with Management to monitor the evolution of the pandemic, including how it may affect the markets and the general population and also the potential financial impact. The final impact of the pandemic on the Company is hard to predict, however, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis in preparing the consolidated interim financial statements.
3.    Accounting estimates and judgments

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgment in applying the accounting policies. The key areas involving a higher degree of judgment or complexity, or areas where assumptions are significant to the consolidated financial statements are highlighted under the relevant note. Management have also taken into account the impact and potential future impact of COVID-19 on these estimates and judgments. We will continue to assess the impact of future developments in relation to COVID-19 as it relates to estimates, especially around the carrying value of goodwill, brands and other intangibles, as well as on property, plant and equipment. In particular, we will focus on the long-term impact on the food service customer relationship intangible assets. In preparing the condensed consolidated interim financial statements, the key sources of estimation uncertainty for the interim period ended September 30, 2020, which continues to be the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2019.

Significant judgments are made in the process of applying accounting policies for business combinations that have a significant effect on the amounts reported in the consolidated financial statements. The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves judgment over whether intangible assets can be separately identified.
3.1    Discounts and trade promotions
Discounts given by the Company include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Each customer has a unique agreement that is governed by a combination of observable and unobservable performance conditions.
Trade promotions comprise of amounts paid to retailers for programs designed to promote Company products and include pricing allowances, merchandising funds and customer coupons, which are offered through various programs to customers and consumers. The ultimate costs of these programs can depend upon retailer performance and is the subject of significant management estimates. The estimated ultimate cost of the program is based upon the programs offered, timing of those offers, estimated retailer performance based on history, management’s experience and current economic trends.
At each financial year end date, any discount or trade promotion expense incurred but not yet invoiced is estimated and accrued for. In certain cases, the estimate for discounts and trade promotions requires the use of forecast information for future trading periods and therefore a degree of estimation uncertainty exists. These estimates are sensitive to variances between actual results and forecasts. The estimate is based on accumulated experience and the principle that revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur.
The accruals are presented as ‘trade terms’ and offset against trade receivables due to the same customer, or as trade term payables where there is no receivable to be offset. Management use judgment when considering when accruals can be released.
3.2    Business combinations
The Company is required to recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in a business combination at their fair values. This involves an estimate of fair value of all assets and liabilities acquired. Such estimates are based on valuation techniques, which require considerable estimation in forecasting future cash flows and developing other assumptions. These estimates are based on information available on the acquisition date and assumptions that have been deemed reasonable by management. The following estimates and assumptions can materially affect our financial position and profit:
•The fair value and expected useful economic life of acquired intangible and tangible assets that are subject to depreciation or amortization in future periods.
•Future changes to the assumptions over forecast future profitability used in estimating the value of intangible assets and goodwill may result in additional expenses or income.
•Future changes to the assumptions used in estimating the value of uncertain tax positions may result in additional expenses or income.
3.3    Carrying value of goodwill and brands
Determining whether goodwill and brands are impaired requires an estimation of the value in use of the cash generating unit to which goodwill and brands have been allocated. The value in use calculation requires the entity to estimate the future cash flows expected to arise from the cash generating unit and a suitable discount rate in order to calculate present value. A value in use calculation is carried out on an annual basis unless the Company identifies triggers that would indicate that the carrying value of these assets is impaired.
3.4    Employee benefit obligation
The Group operates a number of defined benefit pension schemes and post-employment benefit schemes which are valued by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. Each Scheme has an actuarial valuation performed and is dependent on a series of assumptions. See Note 14 for details of material changes, if any, to assumptions since December 31, 2019.

3.5    Uncertain tax positions
Where tax exposures can be quantified, an accrual for uncertain tax positions is made based on best estimates and judgments with regard to the amounts expected to be paid to the relevant tax authority. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to these accruals. The factors considered include the progress of discussions with the tax authorities and the level of documentary support for historical positions taken by previous owners.
3.6    Fair value of derivative financial instruments.
Note 12 includes details of the fair value of the derivative instruments that the Company holds at the end of each financial period. Management has estimated the fair value of these instruments by using valuations based on discounted cash flow calculations.
3.7    Share-based payments
At the end of each reporting period, the Company, in estimating its share-based payment charge, assesses and revises its estimates of the number of interests that are expected to vest based on the non-market vesting conditions. Note 15 contains details of these assumptions and of the valuation model used.
3.8    Impairment of property, plant and equipment
Items of property, plant and equipment that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the assets carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to dispose and its value in use.
4.    Acquisitions
Toppfrys AB
Effective March 30, 2020, the Company acquired the remaining 19% stake of the share capital of Toppfrys AB, increasing the Company's ownership to 100%. The Company paid €1.0 million for the equity share acquired and will no longer recognize any non-controlling interest from this date.
5.    Segment reporting

The Chief Operating Decision Maker (“CODM”) of the Company considers there to be one reporting and operating segment, being “Frozen Foods” and is reflected in the segment presentation below for the periods presented.

		For the three months ended September 30,		For the nine months ended September 30,
		2020	2019	2020	2019
	Note	€m	€m	€m	€m
Profit for the period		56.4	39.2	166.4	107.7
Taxation		14.9	11.0	48.7	41.2
Net financing costs	7	15.7	17.9	44.2	48.0
Depreciation & amortization		16.9	16.7	51.6	50.0
EBITDA		103.9	84.8	310.9	246.9
Exceptional items	6	2.5	1.7	27.3	49.9
Other add-backs		2.3	9.3	9.2	19.3
Adjusted EBITDA		108.7	95.8	347.4	316.1

Other add-backs include the elimination of share-based payment expense and related employer payroll tax expense of €1.7 million for the three months ended September 30, 2020 (2019: €6.5 million) and €7.6 million for the nine months ended September 30, 2020 (2019: €16.2 million), as well as the elimination of M&A related investigation costs of €0.6 million for the three months ended September 30, 2020 (2019: €2.8 million) and €1.6 million for the nine months ended September 30, 2020 (2019: €3.1 million). We exclude these costs because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance.

No information on segment assets or liabilities is presented to the CODM.
External revenue by geography

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	€m	€m	€m	€m
United Kingdom	173.8	165.0	555.2	514.8
Italy	88.7	84.2	311.4	284.1
Germany	86.1	75.1	285.2	237.3
Sweden	39.6	44.0	119.4	133.1
France	47.4	41.5	150.1	125.8
Norway	31.2	29.8	84.6	88.8
Austria	26.7	21.6	91.9	76.4
Spain	19.4	20.8	63.3	60.2
Rest of Europe	63.4	58.3	197.1	175.4
Total external revenue by geography	576.3	540.3	1,858.2	1,695.9

6.    Exceptional items

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	€m	€m	€m	€m
Findus Group integration costs	—	—	—	3.0
Release of indemnification assets	—	—	17.8	44.0
Brexit	0.5	—	0.9	—
Supply chain reconfiguration	—	—	—	(3.6)
Goodfella's Pizza & Aunt Bessie's integration costs	0.7	4.7	3.7	8.7
Settlement of legacy matters	(1.6)	(4.3)	(2.7)	(4.3)
Factory optimization	2.9	1.3	7.6	2.1
Total exceptional items	2.5	1.7	27.3	49.9

We do not consider these items to be indicative of our ongoing operating performance.

Following the acquisition of the Findus Group in November 2015, the Company initiated a substantial integration project which has now completed. Expenses of €3.0 million in the nine months ended September 30, 2019 relate to the roll-out of the Nomad ERP system.

The charge for the release of indemnification assets relates to the partial release of shares held in escrow associated with the acquisition of the Findus Group as discussed in Note 11.
With the uncertainty of the United Kingdom exiting the European Union, commonly referred to as Brexit, we are making preparations for the potential adverse impact to our supply chain, such as tariffs and delays at ports of entry and departure. Expenses of €0.5 million have been incurred in the three months ended September 30, 2020 (2019: nil) and €0.9 million for the nine months ended September 30, 2020 (2019: nil).
Supply chain reconfiguration relates to activities associated with the closure of the Bjuv manufacturing facility in Sweden which ceased production in 2017. The income of €3.6 million in the nine months ended September 30, 2019 arose from the sale of property at this location.

Following the acquisition of the Goodfella’s pizza business in April 2018 and the Aunt Bessie's business in July 2018, the Company initiated an integration project. Expenses of €0.7 million have been incurred in the three months ended September 30, 2020 (2019: €4.7 million) and €3.7 million for the nine months ended September 30, 2020 (2019: €8.7 million).
Net income of €1.6 million was recognized in the three months ended September 30, 2020 (2019: €4.3 million) and €2.7 million was recognized in the nine months ended September 30, 2020 (2019: €4.3 million) predominantly in relation to the settlements of tax audits.
In 2018, the Company initiated a three-year factory optimization program. The focus of the program is to develop a new suite of standard manufacturing and supply chain processes, that will provide a single network of optimized factories. The program is expected to provide a number of benefits, including an optimized supply chain infrastructure, benefits derived from the implementation of a standardized global manufacturing and planning processes, and an increased level of sustainable performance improvement. Expenses of €2.9 million have been incurred in the three months ended September 30, 2020 (2019: €1.3 million) and €7.6 million for the nine months ended September 30, 2020 (2019: €2.1 million).
The tax impact of the exceptional items for the three months ended September 30, 2020 amounted to a credit of €0.6 million (2019: €0.1 million) and a credit of €2.2 million for the nine months ended September 30, 2020 (2019: €0.6 million).
Included in the Condensed Consolidated Interim Statements of Cash Flows for the nine months ended September 30, 2020 is €3.3 million (2019: €7.6 million) of cash outflows relating to exceptional items. This includes cash flows related to the above items in addition to the cash impact of the settlement of provisions brought forward from previous accounting periods.
7.    Finance income and costs

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
	€m	€m	€m	€m
Finance income
Interest income	0.1	0.1	0.6	1.9
Net foreign exchange gains on translation of financial assets and liabilities	1.0	0.7	5.7	1.6
Total finance income	1.1	0.8	6.3	3.5
Interest expense (a)	(14.6)	(14.1)	(43.6)	(42.6)
Net pension interest costs	(0.6)	(0.9)	(2.0)	(2.8)
Amortization of borrowing costs	(0.5)	(0.5)	(1.5)	(1.5)
Net fair value losses on derivatives held at fair value through profit or loss	(1.1)	(3.2)	(3.4)	(4.6)
Total finance costs	(16.8)	(18.7)	(50.5)	(51.5)
Net finance costs	(15.7)	(17.9)	(44.2)	(48.0)
(a) Interest expense includes interest and finance charges paid/payable for lease liabilities and financial liabilities not at fair value through profit or loss and is shown net of gains recycled from the cash flow hedge reserve on cross currency interest rate swaps.
8.    Taxation
Income tax expense of €14.9 million for the three months ended September 30, 2020 (2019: €11.0 million) and €48.7 million for the nine months ended September 30, 2020 (2019: €41.2 million) is accrued based on management’s estimate of the average annual effective income tax rate on profits excluding exceptional items, applied to the pre-tax income excluding exceptional items of the periods. This estimate takes into account the reduction in provisions due to resolution of certain pre-acquisition risks previously covered by escrow. It also reflects the tax impact of exceptional items accounted for in the periods.
The Company’s subsidiaries, which are subject to tax, operate in many different jurisdictions and, in some of these, certain tax matters are under discussion with local tax authorities. These discussions are often complex and can take many years to resolve. Accruals for tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of a tax audit, and actual results could vary from these estimates. Where tax exposures can be quantified, a provision is made based on best estimates and management’s judgment. Given the inherent uncertainties in assessing the outcomes of these exposures (which can sometimes be binary in nature), the Company could in future periods experience adjustments to this provision.

Management believes that the Company’s tax position on all open matters, including those in current discussion with local tax authorities, is robust and that the Company is appropriately provided.
9.    Earnings per share

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Basic earnings per share
Profit for the period attributable to equity owners of the parent (€m)	56.4	39.2	166.5	108.0
Weighted average Ordinary Shares and Founder Preferred Shares (basic) in millions	195.5	196.4	199.0	190.5
Basic earnings per share	€0.29	€0.20	€0.84	€0.57
For the three months and nine months period ended September 30, 2020, the number of shares in both the diluted and basic earnings per share calculation has been adjusted by 32,140 shares for the dilutive impact of the 2020 Non-Executive Restricted Stock Awards that the Company is obligated to issue in 2021. In addition to this, share awards due to be issued under the Company’s Amended and Restated Long Term 2015 Incentive Plan (“LTIP”) have been included of 956,470 shares, where contingent events have occurred and the Company is obligated to issue these awards after the respective vesting periods have been completed. Refer to Note 15 for further details. There is no adjustment to the profit for the period attributable to equity owners of the parent.

	For the three months ended September 30,		For the nine months ended September 30,
	2020	2019	2020	2019
Diluted earnings per share
Profit for the period attributable to equity owners of the parent (€m)	56.4	39.2	166.5	108.0
Weighted average Ordinary Shares and Founder Preferred Shares (diluted) in millions	195.5	196.4	199.0	190.5
Diluted earnings per share	€0.29	€0.20	€0.84	€0.57
The Ordinary shares that could be issued to settle the Founder Preferred Shares Annual Dividend Amount are potentially dilutive, but as set out in Note 17, the Founder Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last ten consecutive trading days of 2020.
10.    Cash and cash equivalents

	September 30, 2020	December 31, 2019
	€m	€m
Cash and cash equivalents	552.2	826.0
Restricted cash	0.1	0.1
Cash and cash equivalents	552.3	826.1
Bank overdraft	—	(1.3)
Cash and cash equivalents per Statement of Cash Flows	552.3	824.8

‘Cash and cash equivalents’ comprise cash balances and deposits. Restricted cash comprises money that is primarily reserved for a specific purpose and therefore not available for immediate or general business use. Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purposes of the Statement of Cash Flows.

11.    Indemnification assets

€m
Balance at January 1, 2020	35.4
Release of indemnification asset	(17.8)
Balance at September 30, 2020	17.6
As at September 30, 2020, €12.0 million (December 31, 2019: €29.8 million) of the indemnification assets relate to the acquisition of the Findus Group, which is backed primarily by 618,099 shares that are held in escrow and are valued at $25.48 (€21.74) (December 31, 2019: 1,583,627 shares valued at $22.37 (€19.96)) each. The shares placed in escrow are being released in stages over a four-year period which began in January 2019 and has continued on each anniversary thereafter. In January 2020, 965,528 shares were released from escrow. As a consequence, the indemnification asset was reduced by a value of €17.8 million in January 2020. The corresponding charge has been recognized within exceptional items in Note 6.
The indemnification asset of €5.6 million (December 31, 2019: €5.6 million) recognized in relation to the Goodfella’s Pizza acquisition relates to several contingent liabilities that arose prior to acquisition.
12.     Financial instruments
The following table shows the carrying amount of each Statement of Financial Position class split into the relevant category of financial instrument as defined in IFRS 9 “Financial Instruments”.

	Financial assets at amortized cost	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
September 30, 2020	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	3.5	28.8	—	32.3
Trade receivables	133.3	—	—	—	133.3
Cash and cash equivalents	552.3	—	—	—	552.3
Liabilities
Derivative financial instruments	—	(0.1)	(69.8)	—	(69.9)
Trade and other payables excluding non-financial liabilities	—	—	—	(516.8)	(516.8)
Loans and borrowings	—	—	—	(1,838.3)	(1,838.3)
Total	685.6	3.4	(41.0)	(2,355.1)	(1,707.1)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €280.2 million.

Loans and borrowings are stated gross of capitalized deferred borrowing costs.

The Company has entered into facilities with third-party banks in which the Company may sell qualifying trade debtors on a non-recourse basis. Under the terms of the agreements, the Company has transferred substantially all the credit risks and control of the receivables, which are subject to this agreement. There were no derecognized trade receivables at the period end (December 31, 2019: nil).

The Company has implemented a Supply Chain Financing (“SCF”) program for its suppliers. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Company to a bank or other financial institution prior to their due date. Management has determined that the Company’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Company’s perspective, remain unaltered, with only the ultimate payee being changed. At September 30, 2020, the value of amounts payable under the SCF program was nil (December 31, 2019: nil). The cash outflows in respect of these arrangements will be recognized within operating cash flows.

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Derivatives at fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
December 31, 2019	€m	€m	€m	€m	€m	€m
Assets
Derivative financial instruments	—	—	1.0	20.4	—	21.4
Trade receivables	143.6	—	—	—	—	143.6
Cash and cash equivalents	747.4	78.7	—	—	—	826.1
Short-term investments	—	25.0	—	—	—	25.0
Liabilities
Derivative financial instruments	—	—	—	(44.9)	—	(44.9)
Trade and other payables excluding non-financial liabilities	—	—	—	—	(483.4)	(483.4)
Loans and borrowings	—	—	—	—	(1,884.2)	(1,884.2)
Total	891.0	103.7	1.0	(24.5)	(2,367.6)	(1,396.4)
Trade receivables disclosed in the table above are net of contract liabilities related to discounts and trade marketing expenses of €191.2 million.
Loans and borrowings are stated gross of capitalized deferred borrowing costs.
The Company has determined that the carrying amount of trade receivables, trade payables and cash and cash equivalents are a reasonable approximation of fair value.
Derivative financial instruments
The financial instruments are not traded in an active market and so the fair value of these instruments is determined from the implied forward rate. The valuation technique utilized by the Company maximizes the use of observable market data where it is available. All significant inputs required to fair value the instrument are observable. The Company has classified its derivative financial instruments as level 2 instruments as defined in IFRS 13 “Fair value measurement”.
Short-term investments
Short-term investments are valued using inputs that are derived principally from or corroborated by observable market data. The Company has classified these as level 2 instruments as defined in IFRS 13 “Fair value measurement”. As at September 30, 2020, there were no short-term investments outstanding (2019: €25.0 million).
Interest bearing loans and borrowings

The fair value of the Senior Secured Notes is determined by reference to price quotations in the active market in which they are traded. They are classified as level 1 instruments. The fair value of the senior loans is calculated by discounting the expected future cash flows at the period end’s prevailing interest rates. They are classified as level 2 instruments. There is no requirement to determine or disclose the fair value of lease liabilities.

The Company has outstanding Senior Loans of €553.2 million and $926.0 million (€790.2 million) respectively (the “Loans”). Loans are repayable on May 15, 2024. The Senior USD Loan requires a repayment of $9.6 million (€8.2 million) in May each year until maturity. Furthermore, as part of the Senior Loan structure, the Company is additionally required to undertake an annual excess cash flow calculation whereby additional principal could be paid. An €80.0 million Revolving Credit Facility is available until May 15, 2023 and is utilized also to support the issuance of letters of credit and bank guarantees.

The Company uses cross currency interest rate swaps to convert $926.0 million of Senior USD Loans into €836.5 million of EUR denominated debt with a fixed rate of interest, designated as a cash flow hedge. Additional cross currency interest rate swaps have been entered into that receive €306.6 million with fixed interest flows and pays £258.1 million with fixed interest flows. £220.2 million of these swaps have been designated as a net investment hedge of the Company's investments in Pound Sterling. Hedging instruments mirror the annual amortization payments made under the loans and are adjusted for repayments made under the annual excess cash flow calculation.

Nomad Foods BondCo Plc has €400.0 million of 3.25% Senior Secured notes due May 15, 2024 (the “Notes”). Interest on the Notes is payable semi-annually in arrears on May 15 and November 15.

The Senior Loans, Senior Secured Notes and any drawn balances of the Revolving Credit Facility are secured with equal ranking against assets of the Company and specified subsidiaries.

	Fair value		Carrying value
	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
	€m	€m	€m	€m
Senior EUR/USD loans	1,331.2	1,396.9	1,330.5	1,371.9
Other external debt	0.1	3.3	0.1	3.3
2024 fixed rate senior secured notes	405.8	411.3	400.0	400.0
Less deferred borrowing costs	—	—	(7.4)	(8.9)
Total	1,737.1	1,811.5	1,723.2	1,766.3

13.    Provisions

	Restructuring	Onerous/ unfavorable contracts	Provisions related to other taxes	Other	Total
	€m	€m	€m	€m	€m
Balance as of January 1, 2020	7.4	1.2	6.9	31.3	46.8
Additional provision in the period	6.5	—	0.1	9.8	16.4
Release of provision	—	—	(0.4)	(1.2)	(1.6)
Utilization of provision	(3.9)	(0.4)	—	(5.6)	(9.9)
Foreign exchange	—	—	—	(0.1)	(0.1)
Balance as of September 30, 2020	10.0	0.8	6.6	34.2	51.6

Analysis of total provisions:				September 30, 2020	December 31, 2019
Current				45.6	40.9
Non-current				6.0	5.9
Total				51.6	46.8
Updates since December 31, 2019
Restructuring
The €10.0 million (December 31, 2019: €7.4 million) provision relates to committed plans for certain restructuring activities of an exceptional nature which are due to be completed within the next 12 months. An additional provision of €6.5 million was made and €3.9 million has been utilized in the nine months ended September 30, 2020, relating to reorganization activities across the Company, primarily as part of the factory optimization program as discussed in Note 6.
Other
Other provisions include €6.4 million (December 31, 2019: €8.3 million) related to employer taxes on the LTIP which become payable on the issuance of shares (see Note 15). An additional provision of €2.3 million was made and €4.2 million has been utilized in the nine months ended September 30, 2020.
Furthermore, an additional €5.3 million has been recognized in the nine months ended September 30, 2020, related to interest on corporation tax and value added tax as part of legacy tax audits. Uncertainty remains over the exact timing and amount of the liability to be settled.

14.    Employee benefits

The Company operates defined benefit pension plans in Germany, Italy, Sweden and Austria as well as various contribution plans in other countries. The defined benefit pension plans are partially funded in Germany and Austria and unfunded in Sweden and Italy. In addition, an unfunded post-retirement medical plan is operated in Austria. In Germany and Italy, long term service awards are in operation and various other countries provide other employee benefits. There were no changes in the nature of any schemes in the nine months ended September 30, 2020.

The total net employee benefit obligations as at September 30, 2020 is as follows:

€m
Balance as of January 1, 2020	237.5
Service cost	4.8
Net interest expense	2.0
Actuarial losses on pension scheme valuations	22.1
Benefits paid	(4.7)
Foreign exchange differences on translation	(0.5)
Balance as of September 30, 2020	261.2
The principal assumptions applied for the valuation at September 30, 2020 were the same as those applied at December 31, 2019, except for the German plans which are the most significant in terms of plan assets and liabilities in the Company. The discount rate applied to the German defined benefits obligations decreased from 1.15% to 0.7%.
15.    Share based compensation reserve

During 2015, the Company established a discretionary share award scheme, the LTIP, which enables the Company’s Compensation Committee to make grants (“Awards”) in the form of rights over ordinary shares, to any Director, Non-Executive Director or employee of the Company. The Compensation Committee currently awards grants to Senior Management, including those that are Directors and Non-Executive Directors.
All Awards are to be settled by physical delivery of shares.
Director and Senior Management Share Awards

As part of its long term incentive initiatives, the Company has awarded 3,258,417 restricted shares to the management team (the “Management Share Awards”) as of the following five award dates.

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award	Total
Number of awards outstanding at January 1, 2020	2,965,514	838,123	548,900	166,427	—	4,518,964
New awards granted in the period	—	—	—	—	761,979	761,979
Forfeitures in the period	(13,000)	(18,250)	(27,600)	(6,866)	(46,249)	(111,965)
Awards vested and issued in period	(1,910,561)	—	—	—	—	(1,910,561)
Number of awards outstanding at September 30, 2020	1,041,953	819,873	521,300	159,561	715,730	3,258,417

A revision in the first quarter 2019 to the January 1, 2016, 2017 and 2018 awards schemes occurred, resulting in changes to the EBITDA Performance Target Conditions, benchmark market share price targets and the timing of when the conditions vest. Relevant to the January 1, 2016, 2017 and 2018 awards schemes grant, the vesting of such awards is subject to the following performance conditions: up to one-half of such award will vest if the Company achieves one of a range of benchmark market share price performance targets over a revised four or five year period (the "Share Price Performance Condition") and up to one-half of such award will vest upon the Company achieving one of a range of cumulative EBITDA performance targets over a four-year period (the "EBITDA Performance Condition"). If the Share Price Performance Condition is satisfied, up to 50% of the shares subject to the Share Price Performance Condition will vest in the initial two-year period following the grant and up to 50% of the shares subject to the Share Price Performance Condition will vest over the subsequent two or three-year period following the grant, depending on the award.
•For the 2016 award, the initial two-year period is through to January 1, 2018 and the subsequent three-year period is through to January 1, 2021.
•For the 2017 award, the initial two-year period is through to January 1, 2019 and the subsequent two-year period is through to January 1, 2021.
•For the 2018 award, the initial two-year period is through to January 1, 2020 and the subsequent three-year period is through to January 1, 2023.
With respect to each such award, if the respective EBITDA Performance Condition is satisfied, up to 50% of such award subject to the EBITDA Performance Condition will vest on January 1, 2020, 2021 and 2022, respectively, as the case may be.
In September 2019, 166,427 restricted share awards were granted as part of the 2019 Management Share Award. The performance period associated with the award began on January 1, 2019. The Share awards will vest on the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales, and share price performance measures over a three-year period. One third of the total share award is assigned to each type of performance measure. All shares are subject to a holding period of an additional year and require that the participants to the scheme are still actively employed during the entire four year period, through January 1, 2023.
In January 2020, 761,979 restricted share awards were granted as part of the 2020 Management Share Award. The performance period associated with the award began on January 1, 2020. The Share awards will vest on the Company achieving a range of performance conditions including cumulative EBITDA, cumulative net sales, and share price performance measures over a three-year period. The cumulative EBITDA and Cumulative Net Sales tranches of shares are equally weighted, being worth 37.5% of the total award each. The Share Price Tranche is worth 25% of the total award. All shares are subject to a holding period of an additional year and require that the participants to the scheme are still actively employed during the entire four year period, through January 1, 2024.
In January 2020, 284,555 restricted shares granted as part of the 2016 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $22.37), resulting in the issuance of 163,816 ordinary shares to participants in the LTIP (net of 120,739 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In February 2020, 1,626,006 restricted shares granted as part of the 2016 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $19.53), resulting in the issuance of 928,042 ordinary shares to participants in the LTIP (net of 697,964 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares).

In September 2020, 42,825 restricted shares granted as part of the 2018 Management Share Awards vested as a result of the satisfaction of the applicable Share Price Performance Condition (based on a share price of $25.30). Due to the timing of the vesting, the resulting issuance of 25,655 ordinary shares to participants in the LTIP (net of 17,170 ordinary shares held back from issue by the Company as settlement towards personal tax liabilities arising on the vested ordinary shares) occurred in October 2020.
The stock compensation charge reported within the Consolidated Statement of Profit or Loss for the three and nine months ended September 30, 2020 related to the Director and Senior Management Share Awards is €0.7 million and €4.8 million (three and nine months ended September 30, 2019: €3.6 million and €10.4 million).

The Company calculates the cost of the Management Share Awards based upon their fair value using the Monte Carlo Model, which is considered to be the most appropriate methodology considering the restricted shares only vest once the market performance conditions have been satisfied, as well as expected exercise period and the payment of dividends by the Company. Following the revision to the January 1, 2016, 2017 and 2018 awards schemes, and the additions of the January 1, 2019 and 2020 schemes, the inputs and assumptions underlying the Monte Carlo models for all awards outstanding as of valuation date are as follows:

	January 1, 2016 Award	January 1, 2017 Award	January 1, 2018 Award	January 1, 2019 Award	January 1, 2020 Award
Revised grant date price	$16.72	$16.72	$16.72	$20.15	$21.78
Exercise price	$—	$—	$—	$—	$—
Expected life of restricted share	1.00 – 2.00 years	2.00 years	1.50 – 4.00 years	4.00 years	4.00 years
Expected volatility of the share price	22.6%	22.6%	22.7%	24.0%	24.4%
Dividend yield expected	—%	—%	—%	—%	—%
Risk free rate	2.65%	2.65%	2.55%	1.33%	1.70%
Employee exit rate	6.0%	14.0%	14.0%	14.0%	27.3%
EBITDA Performance Target Conditions	93.0%	72.0%	35.0%	35.0%	35.0%
The expected volatility of the share price inputs above were estimated by referencing selected quoted companies which are considered to exhibit some degree of comparability with the Company, as the Company has only been listed for approximately four years. Based on the revised assessment in the current period of fair value and the number of shares expected to vest, the total fair value in respect of the Restricted Shares are:

•2016 award - $28.2 million (€24.7 million)
•2017 award - $5.2 million (€4.6 million)
•2018 award - $1.6 million (€1.3 million)
•2019 award - $1.4 million (€1.2 million)
•2020 award - $4.8 million (€4.3 million)
Non-Executive Director Restricted Share Awards

In accordance with the Board approved independent Non-Executive Director compensation guidelines, each independent Non-Executive Director is granted $100,000 of restricted shares annually on the date of the annual general meeting, valued at the closing market price for such shares on this date. The restricted shares vest on the earlier to occur of the date of the Company’s annual meeting of shareholders or thirteen months from the date of grant.

On June 14, 2019 after the Company's annual meeting of shareholders, the current Non-Executive Directors were granted 39,370 restricted stock awards at a share price of $20.32. In July 2019, in conjunction with the resignation of one of our Non-Executive Directors, 2,460 shares from this grant were vested and issued. The Non-Executive Directors restricted share awards identified above vested on June 17, 2020 and 25,791 were issued. Of the total 34,447 number of shares vesting, 8,656 shares were held back from issue by the Company as settlement towards personal tax liabilities arising on the vested shares.

On June 17, 2020 after the Company's annual general meeting, the current Non-Executive Directors were granted 32,140 restricted stock awards at a share price of $21.78.

The total charge within the Statement of Consolidated Profit or Loss for the three and nine months ended September 30, 2020 related to Non-Executive Directors stock compensation awards was €0.2 million and €0.5 million respectively. The total charge within the Statement of Consolidated Profit or Loss for the three and nine months ended September 30, 2019 was €0.2 million and €0.7 million respectively.

Share based compensation reserve

Total Share based compensation reserve
€m
Balance as of January 1, 2020	22.6
Non-Executive Director restricted share awards charge	0.5
Directors and Senior Management share awards charge - January 1, 2016	2.5
Directors and Senior Management share awards charge - January 1, 2017	1.0
Directors and Senior Management share awards charge - January 1, 2018	0.2
Directors and Senior Management share awards charge - January 1, 2019	0.3
Directors and Senior Management share awards charge - January 1, 2020	0.8
Shares issued upon vesting of 2016 Award	(7.9)
Vesting of Non-Executive Director restricted shares	(0.7)
Reclassification of employer tax for Director and Senior Management share awards	(14.2)
Balance as of September 30, 2020	5.1

In many jurisdictions, tax authorities levy taxes on share-based payment transactions with employees that give rise to a personal tax liability for the employee. In some cases, the Company is required to withhold the tax due and to settle it with the tax authority on behalf of the employees. To fulfill this obligation, the terms of the Management Share Awards permit the Company to withhold the number of shares that are equal to the monetary value of the employee’s tax obligation from the total number of shares that otherwise would have been issued to the employee upon vesting. The monetary value of the employee’s tax obligation is recorded as a deduction from Share based compensation reserve for the shares withheld.
16.    Share Capital and Capital reserve
Ordinary Shares

On January 2, 2020, the Company issued a share dividend of 6,421,074 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2018 dividend price of $16.7538 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $21.7289 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2019).

On March 13, 2020, the Company announced a share repurchase program to purchase up to an aggregate of $300.0 million of the Company’s ordinary shares. Acquisitions pursuant to the stock repurchase program may be made from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. After the announcement, the Company entered into a series of open-market repurchases. As of September 30, 2020, 5,646,700 ordinary shares at an average price of $17.13, for aggregate gross costs of $96.9 million (€88.6 million) had been repurchased and canceled. Directly attributed transaction costs of €0.1 million were incurred. The share repurchase program is still available for use by the Company.

In August 2020, the Company announced an intention to repurchase up to $500.0 million of shares, to be executed by way of a Dutch auction. On September 15, 2020, a total of 18,061,952 shares at a clearing price of $25.50 per share amounting to the purchase price of $460.6 million (€389.3 million) was paid to the prevailing shareholders with all shares canceled as of the same date. Directly attributed transaction costs of €1.9 million were incurred.

See Note 15 for further information on restricted shares issued as part of the 2016 Management Share Awards. Also see Note 15 for ordinary shares issued in June 2020 to Non-Executive Directors.

In May 2020, both former and current Non-Executive Directors were issued 49,196 shares (net of shares withheld for the settlement of taxes), exercising all the remaining initial options outstanding for €0.6 million.

The following is the authorized share capital available to the Company:
•Unlimited number of Ordinary Shares with $nil nominal value issued at $10.00 per share
•Unlimited number of Founder Preferred Shares with $nil nominal value issued at $10.00 per share

	Shares		September 30, 2020	December 31, 2019
	September 30, 2020	December 31, 2019	€m	€m
Authorized Share Capital issued and fully paid:
Ordinary Shares	178,422,224	194,542,957	1,765.4	2,109.7
Founder Preferred Shares	1,500,000	1,500,000	10.6	10.6
Total share capital and capital reserve			1,776.0	2,120.3
Listing and share transaction costs			(26.9)	(24.9)
Total net share capital and capital reserve			1,749.1	2,095.4

17.    Founder Preferred Shares Dividend Reserve

Nomad has issued Founder Preferred Shares to its Founder Entities. Holders of the Founder Preferred Shares are entitled to receive annual dividend amounts subject to certain performance conditions (the “Founder Preferred Shares Annual Dividend Amount”).

The Founder Preferred Shares Annual Dividend Amount is structured to provide a dividend based on the future appreciation of the market value of the ordinary shares, thus aligning the interests of the Founders with those of the investors on a long term basis. The Preferred Shares Annual Dividend Amount is determined with reference to the Dividend Determination Period of a financial year, i.e. the last 10 consecutive trading days and calculated as 20% of the increase in the volume weighted average share price of the Company’s ordinary shares across the determination period compared to the highest price previously used in calculating the Founder Preferred Share Annual Dividend Amounts ($16.7538) multiplied by 140,220,619 shares (the “Preferred Share Dividend Equivalent”).

The conditions of the Founder Preferred Shares Annual Dividend Amount for 2019 were met and issued on January 2, 2020. The Company issued a share dividend of 6,421,074 ordinary shares calculated as 20% of the increase in the market price of our ordinary shares compared to 2018 dividend price of $16.7538 multiplied by Preferred Share Dividend Equivalent. The Dividend Price used to calculate the Annual Dividend Amount was $21.7289 (calculated based upon the volume weighted average price for the last ten consecutive trading days of 2019). Accordingly, the balance of the Founder Preferred Shares Dividend Reserve as at September 30, 2020 decreased to €245.5 million (December 31, 2019: €370.1 million).

The Founder Preferred Shares Annual Dividend Amount is paid for so long as the Founder Preferred Shares remain outstanding. The Founder Preferred Shares automatically convert on the last day of the seventh full financial year following completion of the acquisition of the Iglo Group or upon a change of control, unless in the case of a change of control, the independent Directors determine otherwise.

The amounts used for the purposes of calculating the Founder Preferred Shares Annual Dividend Amount and the Preferred Share Dividend Equivalent are subject to such adjustments for share splits, share dividends and certain other recapitalization events as the Directors in their absolute discretion determine to be fair and reasonable in the event of a consolidation or sub-division of the ordinary shares in issue, as determined in accordance with Nomad’s Memorandum and Articles of Association.

18.    Related parties

Mariposa Capital, LLC, an affiliate of Sir Martin Franklin, and TOMS Capital LLC, an affiliate of Mr. Gottesman, perform advisory services on behalf of the Company. The total fees and expenses incurred by them in the course of their duties for the three and nine months ended September 30, 2020 were €0.4 million and €1.4 million respectively (three and nine months ended September 30, 2019: €0.5 million and €1.7 million respectively).

In addition to the fees above, as discussed in Note 17, the conditions of the Founder Preferred Shares Annual Dividend Amount for 2019 were met and a share dividend of 6,421,074 ordinary shares was issued on January 2, 2020.

Key management personnel comprise the Directors and Executive Officers. The Executive Officers continue to be remunerated for their services to the Company through their employment contracts. Non-executive Directors continue to receive fees for their services as board members and to certain committees and are settled through payroll. Director fees are payable quarterly in arrears. Total non-executive Director fees and expenses for the three and nine months ended September 30, 2020 was €0.1 million and €0.3 million (three and nine months ended September 30, 2019: €0.1 million and €0.3 million). In addition, certain non-executive Directors received grants under the LTIP as discussed in Note 15.

The Company has entered into an agreement with a working capital solutions specialist to facilitate a program that would provide our suppliers with the ability to receive advance payments from a third party credit institution as part of our ordinary course of business payables, in exchange for a discounted invoice amount. The working capital solutions specialist is owned in part by affiliates of JRJ Group (of which one of our non-executive directors, Mr. Isaacs, is a founding partner) and TOMS Capital LLC (of which Mr. Gottesman is the founder and managing partner). The amounts that are expected to be paid by the Company to the working capital solutions specialist are not considered to be material to either party. Ongoing fees associated with this service that are expected to be received by the working capital solutions specialist come from our suppliers utilizing the service.

19.    Subsequent events after the Statement of Financial Position date

Ongoing share repurchase program

From October 1, 2020 to November 3, 2020, the Company has entered agreements to repurchase an additional 1,757,377 ordinary shares in open market transactions for $44.0 million (€37.4 million) under its previously announced share repurchase program authorized by Nomad’s Board of Directors in March 2020.